Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com
CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q3 and 9M 2015 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures[1]	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc2	USD m	USD m	USD	cc2
Net sales to third parties from continuing operations	12 265	12 991	-6	6	36 894	39 105	-6	5
Divisional operating income from continuing operations	2 317	2 886	-20	0	7 577	8 890	-15	2
Corporate income & expense, net from continuing operations	-83	-147	44	35	-277	-152	-82	-96
Operating income from continuing operations	2 234	2 739	-18	2	7 300	8 738	-16	0
As % of net sales	18.2%	21.1%			19.8%	22.3%
Income from associated companies	120	938	-87	-87	256	1 338	-81	-81
Interest expense	-154	-182	15	11	-497	-516	4	-1
Other financial income and expense	-31	37	nm	nm	-56	-44	-27	nm
Taxes	-357	-430	17	-2	-1 029	-1 237	17	1
Net income from continuing operations	1 812	3 102	-42	-28	5 974	8 279	-28	-14
Net income from discontinued operations	83	138	nm	nm	10 764	514	nm	nm
Net income	1 895	3 240	nm	nm	16 738	8 793	nm	nm
Basic earnings per share from continuing operations (USD)	0.75	1.27	-41	-27	2.48	3.37	-26	-12
Basic earnings per share from discontinued operations (USD)	0.04	0.06	nm	nm	4.46	0.21	nm	nm
Total basic earnings per share (USD)	0.79	1.33	nm	nm	6.94	3.58	nm	nm
Free cash flow from continuing operations[2]	2 788	3 134	-11		6 317	6 979	-9
Core[2]
Core operating income from continuing operations	3 489	3 585	-3	14	10 733	11 244	-5	10
As % of net sales	28.4%	27.6%			29.1%	28.8%
Core net income from continuing operations	3 061	3 128	-2	13	9 334	9 796	-5	9
Core net loss/income from discontinued operations	-66	218	nm	nm	-208	45	nm	nm
Core net income	2 995	3 346	-10	3	9 126	9 841	-7	6
Core earnings per share from continuing operations (USD)	1.27	1.28	-1	14	3.87	4.00	-3	10
Core loss/earnings per share from discontinued operations (USD)	-0.03	0.09	nm	nm	-0.09	0.02	nm	nm
Total core earnings per share (USD)	1.24	1.37	nm	nm	3.78	4.02	nm	nm
nm = not meaningful

Following the announcement of our portfolio transformation on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.” See page 42 for full explanation.

Unless otherwise noted, the commentary below focuses on continuing operations, which include the businesses of Pharmaceuticals, Alcon, Sandoz and Corporate activities, and starting on March 2, 2015, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). We also provide information on discontinued operations performance on page 19.

Third quarter

Net sales
Net sales amounted to USD 12.3 billion (-6%, +6% cc). Growth Products3 contributed USD 4.2 billion or 34% of net sales, up 14% (USD) over the prior-year quarter.

1 Continuing and discontinued operations are defined on page 42. Net income from discontinued operations and net income of the Group include exceptional divestment gains.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 51. Unless otherwise noted, all growth rates in this Report refer to the same period in the prior year.
3 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group Management and central services, amounted to a net expense of USD 83 million in the third quarter compared to a net expense of USD 147 million in the prior-year period. The reduction is driven by lower provisions in the captive insurance companies and other accruals in the third quarter, as well as the prior-year period increase in share-based compensation accruals and impairments of financial assets. The impact of these items was partly offset by lower revenue from retained Vaccines intellectual property rights and lower gains from the Novartis Venture Fund.

Operating income
Operating income was USD 2.2 billion (-18%, +2% cc), with growth in Sandoz mostly offset by a decline in Alcon. Operating income margin in constant currencies decreased 0.8 percentage points; currency had a negative impact of 2.1 percentage points, resulting in a net decrease of 2.9 percentage points to 18.2% of net sales.

The adjustments made to operating income to arrive at core operating income amounted to USD 1.3 billion (2014: USD 0.8 billion). The increased adjustment in 2015 was mainly on account of a provision for a legal settlement and legal fees and the amortization of the new oncology assets in Pharmaceuticals, whereas 2014 included the provision for the US healthcare reform fee.

Excluding these items, core operating income was USD 3.5 billion (-3%, +14% cc). Core operating income margin in constant currencies increased 2.2 percentage points, mainly due to strong performance at Pharmaceuticals and Sandoz. Currency had a negative impact of 1.4 percentage points, resulting in a net increase of 0.8 percentage points in US dollar terms to 28.4% of net sales.

Income from associated companies
Income from associated companies amounted to USD 120 million compared to USD 938 million in the prior-year quarter. The decrease was mainly due to a prior-year pre-tax gain of USD 812 million recognized on the sale of the shares of Idenix Pharmaceuticals, Inc. to Merck & Co.

The estimated share in net results from the consumer healthcare joint venture with GSK amounted to a loss of USD 3 million for the quarter as income from operations was offset by integration charges. This estimate will be adjusted based on actual results in the next quarter. The estimated contribution from the investment in Roche remained stable compared to the same period last year.

Core income from associated companies increased from USD 205 million in the prior-year quarter to USD 280 million, mainly due to the estimated share in core results of the consumer healthcare joint venture with GSK of USD 85 million.

Interest expense and other financial income/expense
Interest expense of USD 154 million decreased from USD 182 million in the prior-year period, mainly due to lower borrowings and lower average interest rates.

Other financial income and expense amounted to an expense of USD 31 million compared to an income of USD 37 million in the prior-year period, mainly due to a decrease in the net currency result of USD 63 million.

Taxes
The tax rate for continuing operations (taxes as percentage of pre-tax income) in the third quarter increased to 16.5% from 12.2% in the prior-year quarter, mainly as a result of an adjustment in the third quarter to the expected full-year tax rate.

The core tax rate for continuing operations (core taxes as percentage of core pre-tax income) increased to 15.7% from 14.2% in the prior-year quarter, mainly as a result of an adjustment in the third quarter to the expected full-year tax rate.

Net income and EPS
Net income from continuing operations was USD 1.8 billion (-42%, -28% cc), down mainly due to the prior-year gain from the sale of Idenix Pharmaceuticals, Inc. shares to Merck & Co. (USD 0.8 billion) and a provision for a legal settlement and legal fees.

EPS from continuing operations was USD 0.75 (-41%, -27% cc), broadly in line with net income from continuing operations.

Core net income was USD 3.1 billion (-2%, +13% cc), broadly in line with core operating income from continuing operations.

Core EPS from continuing operations was USD 1.27 (-1%, +14% cc), broadly in line with core net income from continuing operations.

Nine months

Net sales
Net sales amounted to USD 36.9 billion (-6%, +5% cc) in the first nine months. Growth Products contributed USD 12.3 billion or 33% of net sales, up 17% (USD) over the first nine months of 2014.

Corporate income and expense, net
Corporate income and expense amounted to a net expense of USD 277 million in the first nine months of 2015 compared to a net expense of USD 152 million in the prior-year period. The increase was mainly due to the USD 302 million commercial settlement gain recorded in prior-year period. This impact was partially offset by lower costs for Group Management and central services and a number of other items including lower provisions in the captive insurance companies, lower impairments and the prior-year period increase in share-based compensation accruals.

Operating income
Operating income was USD 7.3 billion (-16%, 0% cc), with growth in Pharmaceuticals and Sandoz offset by the decline at Alcon. Operating income margin in constant currencies decreased 1.0 percentage points; currency had a negative impact of 1.5 percentage points, resulting in a net decrease of 2.5 percentage points to 19.8% of net sales.

The adjustments made to operating income to arrive at core operating income amounted to USD 3.4 billion (2014: USD 2.5 billion). The increase was mainly driven by a provision for a legal settlement and legal fees, amortization of the new oncology assets in Pharmaceuticals and higher acquisition-related expense, whereas 2014 included the provision for the US healthcare reform fee and a commercial settlement gain.

Excluding these items, core operating income was USD 10.7 billion (-5%, +10% cc). Core operating income margin in constant currencies increased 1.3 percentage points, mainly due to higher sales and productivity initiatives. Currency had a negative impact of 1.0 percentage points, resulting in a net increase of 0.3 percentage points to 29.1% of net sales.

Income from associated companies
Income from associated companies amounted to USD 256 million compared to USD 1.3 billion in the prior-year period. The prior-year period benefited from a pre-tax gain of USD 812 million recognized on the sale of the shares of Idenix to Merck and from the gain of USD 64 million recorded on the Novartis Venture Funds investments. In addition, the estimated income from Roche Holding AG declined from USD 446 million in the prior-year period to USD 258 million.

The estimated our share in the net results from the consumer healthcare joint venture with GSK in the first nine months of 2015 to be a net loss of USD 3 million as income from operations was offset by integration charges. This estimate for the first nine months will be adjusted to actual results in the next quarter.

Core income from associated companies remained stable at USD 738 million compared to USD 733 million in the first nine months of 2014. The decrease in the estimated share of core results from Roche from USD 653 million to USD 577 million and the prior-year income from the associated companies of the Novartis Venture Funds were compensated by our estimated share in core results from the consumer healthcare joint venture with GSK, which amounts to USD 160 million in the first nine months of 2015.

Interest expense and other financial income/expense
Interest expense of USD 497 million decreased from USD 516 million in the prior-year period.

Other financial income and expense amounted to an expense of USD 56 million compared to USD 44 million in the prior-year period.

Taxes
The tax rate for continuing operations (taxes as percentage of pre-tax income) in the first nine months increased to 14.7% from 13.0% in the prior-year period as a result of a change in profit mix from lower to higher tax jurisdictions.

The core tax rate for continuing operations (core taxes as percentage of core pre-tax income) increased to 15.0% from 14.2% in the prior-year period, mainly as a result of a change in profit mix from lower to higher tax jurisdictions.

Net income and EPS
Net income from continuing operations was USD 6.0 billion (-28%, -14% cc), down mainly due to the prior-year gain from the sale of Idenix shares to Merck (USD 0.8 billion).

EPS from continuing operations was USD 2.48 (-26%, -12% cc), declining less than net income from continuing operations due to the lower number of average outstanding shares.

Core net income from continuing operations was USD 9.3 billion (-5%, +9% cc), broadly in line with core operating income from continuing operations.

Core EPS from continuing operations was USD 3.87 (-3%, +10% cc), growing ahead of core net income from continuing operations due to the lower number of average outstanding shares.

CONTINUING OPERATIONS1

Pharmaceuticals
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 593	7 925	-4	7	22 580	23 931	-6	5
Operating income	1 841	2 233	-18	0	6 126	6 860	-11	4
As % of net sales	24.2	28.2			27.1	28.7
Core operating income	2 418	2 405	1	18	7 315	7 537	-3	12
As % of net sales	31.8	30.3			32.4	31.5

Third quarter

Net sales
Net sales reached USD 7.6 billion (-4%, +7% cc), with volume growth of 12 percentage points, including the new oncology assets acquired from GSK on March 2, 2015 (sales of USD 0.5 billion in Q3). The negative impact of generic competition was 5 percentage points, largely for Diovan monotherapy, Exforge and Exelon Patch in the US. Pricing impact was negligible. Growth Products2 – which include Gilenya, Tasigna, Afinitor, Tafinlar + Mekinist, Jakavi, Revolade and Cosentyx – generated USD 3.5 billion or 46% of division net sales. These products grew 34% (cc) over the same period last year.

Regionally, US sales (USD 2.7 billion, +9% cc) were driven by Growth Products, including Cosentyx, which more than offset generic competition, now also impacting Exelon Patch. European sales (USD 2.5 billion, +11% cc) also benefited from the strong performance of Growth Products. Japan sales (USD 0.5 billion, -8% cc) decreased, mainly due to a continued decline in Diovan sales and increased competition for Lucentis. Emerging Growth Markets sales increased 7% (cc) to USD 1.9 billion.

Oncology sales increased 27% (cc) to USD 3.5 billion. Excluding the new oncology assets acquired from GSK, Oncology sales increased 8% (cc). Growth drivers included Tasigna (USD 416 million, +16% cc), Gleevec/Glivec (USD 1.2 billion, +5% cc), Jakavi (USD 103 million, +77% cc) and Afinitor (USD 414 million, +9% cc). In Neuroscience, Gilenya (USD 696 million, +16% cc) saw double-digit growth in most markets. In Retina, Lucentis sales (USD 485 million, -8% cc) declined as a result of increased competition in some European markets and in Japan. Respiratory performance was underpinned by continued uptake of the COPD3 portfolio (USD 142 million, +39% cc) and Xolair (USD 184 million, +4% cc). In Cardio-Metabolic, Galvus (USD 281 million, +12% cc) grew strongly in many markets, and initial Entresto sales were booked in the US. The Immunology & Dermatology franchise sales increased 15% (cc) to USD 559 million, driven by Cosentyx (USD 88 million).

Operating income
Operating income was USD 1.8 billion (-18%, 0% cc). Adjustments to arrive at core operating income for the quarter totaled USD 577 million, including a provision for a conditional settlement in principle of the specialty pharmacies case with, inter alia, the SDNY of USD 400 million (including legal fees), amortization of intangible assets of USD 369 million and net acquisition-related costs of USD 45 million, both mainly related to the new oncology assets, which were partly offset by divestment gains. Prior-year core adjustments were USD 172 million, which included USD 69 million for the amortization of intangible assets.

Core operating income was USD 2.4 billion (+1%, +18% cc). Core operating income margin in constant currencies increased by 3.0 percentage points; currency had a negative impact of 1.5 percentage points, resulting in a net increase of 1.5 percentage points to 31.8% of net sales.

1 Continuing operations include the businesses of Pharmaceuticals, Alcon, Sandoz and Corporate activities, and starting on March 2, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). See page 42 for full explanation.
2 Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019. They include the acquisition effect of the GSK oncology assets.
3 Chronic obstructive pulmonary disease (COPD)

Core gross margin as a percentage of net sales improved by 1.5 percentage points (cc), mainly due to lower production costs (productivity efforts and favorable sales mix). Core R&D expenses increased by 0.2 percentage points (cc), reflecting additional investments in the Cell and Gene Therapies Unit and in Oncology. Core M&S and core G&A expenses increased by 0.1 percentage points (cc). Core Other Income and Expense, net improved the margin by 1.8 percentage points (cc), mainly due to the release of launch provisions.

Nine months

Net sales
Pharmaceuticals delivered net sales of USD 22.6 billion (-6%, +5% cc) in the first nine months, driven by volume growth (+12 percentage points), including the new oncology assets acquired from GSK (sales of USD 1.2 billion), more than offsetting the negative impact of generic competition (-7 percentage points). Pricing impact was negligible.

The US (USD 7.6 billion, +3% cc) was impacted by generic competition for Diovan monotherapy, Exforge and Vivelle-Dot. European sales (USD 7.5 billion, +6% cc) were driven by Growth Products, partially offset by generic competition. Japan’s performance (USD 1.7 billion, -9% cc) declined versus prior year, mainly due to lower Diovan sales. Emerging Growth Markets sales increased 10% (cc) to USD 5.8 billion.

Operating income
Operating income was USD 6.1 billion (-11%, +4% cc) for the first nine months. Included in operating income were USD 921 million of amortization of intangible assets and USD 155 million of net acquisition-related costs, mainly related to the new oncology assets acquired from GSK, as well as USD 400 million for a provision for a legal settlement and legal fees, partly offset by divestment gains. Adjustments to arrive at core operating income totaled USD 1.2 billion. Prior-year core adjustments amounted to USD 677 million, including USD 209 million for the amortization of intangible assets.

Core operating income was USD 7.3 billion (-3%, +12% cc), generating core operating leverage in constant currencies through the continued reduction of functional costs and ongoing productivity initiatives. Core operating income margin in constant currencies improved by 2.0 percentage points; currency had a negative impact of 1.1 percentage points, resulting in a net margin expansion of 0.9 percentage points to 32.4% of net sales.

Core gross margin as a percentage of net sales improved by 1.1 percentage points (cc) due to lower production costs. Core R&D expenses increased by 0.1 percentage points (cc), reflecting additional investments. Core M&S and core G&A expenses improved by 0.4 percentage points (cc), as productivity initiatives offset investments in new launches. Core Other Income and Expense, net improved the margin by 0.6 percentage points (cc).

Pharmaceuticals product review

All comments below focus on third quarter movements in constant currencies.

ONCOLOGY
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 185	1 213	-2	5	3 439	3 509	-2	5
Tasigna	416	391	6	16	1 200	1 101	9	19
Subtotal Bcr-Abl franchise	1 601	1 604	0	7	4 639	4 610	1	9
Afinitor/Votubia	414	408	1	9	1 225	1 149	7	15
Sandostatin	419	433	-3	5	1 217	1 234	-1	7
Exjade/Jadenu	213	231	-8	2	669	683	-2	8
Votrient	167	0	nm	nm	389	0	nm	nm
Tafinlar + Mekinist[1]	135	0	nm	nm	306	0	nm	nm
Jakavi	103	69	49	77	291	195	49	76
Revolade/Promacta	117	0	nm	nm	269	0	nm	nm
Femara	72	97	-26	-15	234	282	-17	-7
Zykadia	21	12	75	85	55	19	189	199
Other	233	139	68	79	616	449	37	47
Total Oncology	3 495	2 993	17	27	9 910	8 621	15	25
1 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Our Bcr-Abl franchise, consisting of Tasigna and Gleevec/Glivec, reached USD 1.6 billion (+7% cc) in sales in the third quarter, driven by growth of both products.

Tasigna (USD 416 million, +16% cc) grew double-digit in the quarter, driven by volume growth in the US and other markets. Tasigna is a more effective, targeted therapy than Gleevec/Glivec for adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase, and is also approved for the treatment of adult patients with Ph+ CML in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Gleevec/Glivec (USD 1.2 billion, +5% cc) performance was driven by the US. In the US, Novartis Pharmaceuticals Corporation settled its litigation with a subsidiary of Sun Pharmaceutical Industries Ltd. relating to Novartis patents covering the use of certain polymorphic forms of Gleevec/Glivec, which expire in 2019 (including pediatric exclusivity). The basic compound patent for Gleevec/Glivec expired in the US on July 4, 2015. As a result of the settlement, Novartis will permit Sun’s subsidiary to market a generic version of Gleevec/Glivec in the US commencing on February 1, 2016.

Afinitor/Votubia (USD 414 million, +9% cc) continued to grow, driven by performance in the US and Emerging Growth Markets. Afinitor is an oral inhibitor of the mTOR pathway approved in combination with exemestane for the treatment of patients with HR+/HER2- advanced breast cancer after failure with a non-steroidal aromatase inhibitor, for advanced renal cell carcinoma (aRCC) following VEGF-targeted therapy (in the US, specifically following sunitinib and sorafenib) and for the treatment of advanced pancreatic neuroendocrine tumors (NET). Afinitor is also approved for subependymal giant cell astrocytoma and renal angiomyolipoma associated with tuberous sclerosis complex. The increasingly competitive treatment landscapes in aRCC and advanced breast cancer may cause Afinitor growth to slow in the future. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Sandostatin (USD 419 million, +5% cc) continued to benefit from the increasing use of Sandostatin LAR (long-acting release) in key markets. Sandostatin is a somatostatin analogue used to treat patients with acromegaly as well as NET. In NET, it is used for patients with symptoms of carcinoid syndrome as well as those with advanced NET of the midgut or unknown primary tumor location. Additional filings are underway for an enhanced presentation of Sandostatin LAR, which includes a diluent, safety needle and vial adapter.

Exjade/Jadenu (USD 213 million, +2% cc) performance was driven by growth in the US (+7% cc, due in part to the launch of Jadenu in the US), offset by the timing of tenders in Emerging Growth Markets. Exjade is a once-daily dispersible tablet for chronic transfusional iron overload, as well as for chronic iron overload in patients with non-transfusion-dependent thalassemia. Jadenu, an oral film-coated tablet formulation that can be swallowed whole, was approved by the FDA in March 2015 for the same indications as Exjade. Regulatory applications for Jadenu have been submitted in the EU, Canada and Switzerland. Applications for the film-coated tablet are currently being planned in other countries.

Votrient (USD 167 million) is a small molecule TKI that targets a number of intracellular proteins to limit tumor growth and cell survival. Votrient is approved in the US for the treatment of patients with aRCC, and in the EU for first-line treatment of adult patients with aRCC as well as patients who have received prior cytokine therapy for advanced disease. Votrient is also indicated for the treatment of patients with advanced soft tissue sarcoma who have received prior chemotherapy.

Tafinlar + Mekinist (USD 135 million) grew dynamically. This combination is the first of its kind for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma, as detected by a validated test, in the US, EU, Canada and several other markets. The combination was approved in the US under accelerated approval and is contingent upon further FDA verification of clinical benefit from two recently completed Phase III confirmatory trials. This is the first combination of BRAF/MEK inhibitors to achieve a median overall survival of more than two years in two Phase III studies in BRAF V600 mutation positive unresectable or metastatic melanoma patients. Tafinlar and Mekinist are also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 45 and 30 countries worldwide, respectively. In addition, Tafinlar also has Breakthrough Therapy designation in the US for treatment of non-small cell lung cancer (NSCLC) patients with BRAF V600E mutations who have received at least one prior line of platinum-containing chemotherapy.

Jakavi (USD 103 million, +77% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, experienced strong growth in the third quarter. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi is currently approved in more than 95 countries, including EU member states, Japan and Canada. In March 2015, the EC approved Jakavi for the treatment of adult patients with polycythemia vera (PV) who are resistant to or intolerant of hydroxyurea. Jakavi is the first targeted treatment approved by the EC for these patients. More than 45 countries have approved Jakavi in the PV indication, including Switzerland and Japan, and regulatory applications have also been submitted in other countries. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization outside the US. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi®.

Revolade (USD 117 million), also known as Promacta in the US, grew dynamically. It is the only approved once-daily oral thrombopoietin receptor agonist, and works by stimulating bone marrow cells to produce platelets. It is approved in more than 100 countries worldwide for the treatment of thrombocytopenia in adult patients with chronic immune (idiopathic) thrombocytopenic purpura (ITP) who have had an inadequate response or are intolerant to other treatments. In August 2015, the FDA approved an expanded use for Promacta to include certain children 1 year of age and older with chronic ITP. Revolade is currently under review for this same indication with the EMA. Revolade was approved by the EC in September for the treatment of adults with acquired severe aplastic anemia (SAA) who were either refractory to prior immunosuppressive therapy or heavily pretreated and are unsuitable for hematopoietic stem cell transplant. Revolade/Promacta is approved in more than 50 countries worldwide for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy.

Zykadia (USD 21 million, +85% cc), an oral, selective inhibitor of anaplastic lymphoma kinase (ALK), an important therapeutic target in ALK positive non-small cell lung cancer (NSCLC), has experienced continued uptake in the US following launch in May 2014. Zykadia is approved in more than 40 countries worldwide. In the US, it is approved for the treatment of patients with ALK+ metastatic NSCLC who have progressed on or are intolerant to crizotinib. This indication was approved under accelerated approval and is contingent upon further verification of clinical benefit in confirmatory trials. The EC approved Zykadia for the treatment of adult patients with ALK+ advanced NSCLC previously treated with crizotinib. Additional regulatory reviews for Zykadia are underway worldwide.

NEUROSCIENCE
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	696	653	7	16	2 034	1 811	12	22
Exelon/Exelon Patch	152	261	-42	-35	593	769	-23	-16
Comtan/Stalevo	71	93	-24	-10	219	282	-22	-9
Other	39	63	-38	-27	110	184	-40	-32
Total Neuroscience	958	1 070	-10	-1	2 956	3 046	-3	6

Gilenya (USD 696 million, +16% cc), the first once-daily oral therapy to treat relapsing forms of multiple sclerosis (RMS), continued to show solid growth, with volume growth through new patient initiations (includes new patient starts, i.e. naïve patients, re-starts and switches) in both the US and ex-US markets. Gilenya is approved in over 80 countries around the world. As of August 2015, it is estimated that Gilenya has been used to treat approximately 132,000 patients in clinical trials and the post-marketing setting. The total patient exposure is approximately 265,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 152 million, -35% cc) sales declined due to generic competition for Exelon Patch in the EU and now in the US. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for Parkinson’s disease dementia. Exelon Patch is also indicated for the treatment of patients with severe AD in 14 countries, including the US. Generic versions of all three Exelon Patch products have been launched in the US, including authorized generic products launched by Sandoz.

RETINA
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	485	614	-21	-8	1 561	1 853	-16	-2
Other	10	16	-38	-18	38	50	-24	-13
Total Retina	495	630	-21	-8	1 599	1 903	-16	-2

Lucentis (USD 485 million, -8% cc) sales were impacted by increased competition in Japan and some European markets. Lucentis continues to maintain ex-US market leadership across indications, but is impacted by competitive pressures in the wet age-related macular degeneration (AMD) and diabetic macular edema (DME) indications, partially offset by continued growth in indications for macular edema secondary to central and branch retinal vein occlusion (CRVO and BRVO) and for choroidal neovascularization secondary to pathologic myopia (mCNV). The Lucentis pre-filled syringe continues to perform solidly after its successful launch in 23 countries. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. It has demonstrated significant efficacy with individualized dosing in its five licensed indications and has a well-established safety profile supported by extensive clinical studies and real-world experience. Lucentis is licensed from Genentech/Roche, and Novartis holds the rights to commercialize the product outside the US. Genentech/Roche holds the rights to commercialize Lucentis in the US.

IMMUNOLOGY & DERMATOLOGY
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun(e)	135	173	-22	-11	426	520	-18	-7
Myfortic	127	156	-19	0	326	412	-21	-10
Zortress/Certican	85	86	-1	13	246	242	2	17
Ilaris	57	56	2	12	173	145	19	32
Cosentyx	88	0	nm	nm	140	0	nm	nm
Other[1]	41	42	-2	4	122	128	-5	5
Total I&D (excl. everolimus stent drug)	533	513	4	18	1 433	1 447	-1	11
Everolimus stent drug	26	35	-26	-26	76	143	-47	-47
Total I&D	559	548	2	15	1 509	1 590	-5	6
1 Xolair sales for all indications are reported in the Respiratory franchise nm = not meaningful

Cosentyx (USD 88 million), launched in February 2015, is a novel, fully human monoclonal antibody that selectively neutralizes circulating interleukin-17A (IL-17A). In January, Cosentyx became the first IL-17A inhibitor approved in the EU as a first-line systemic treatment of moderate-to-severe plaque psoriasis in adult patients, and in the US as a treatment for moderate-to-severe plaque psoriasis in adult patients who are candidates for systemic therapy or phototherapy. In addition to the EU and US, Cosentyx has been approved in Switzerland, Canada and various other markets for the treatment of moderate-to-severe plaque psoriasis. In Japan, it is approved for the treatment of moderate-to-severe plaque psoriasis as well as active psoriatic arthritis (PsA). Regulatory filings were completed in the EU and US for PsA and ankylosing spondylitis in the second quarter of 2015. Cosentyx has now been launched in the US, Switzerland, Japan, Canada, Australia, Germany and UK, among other countries. NICE issued a Final Appraisal Determination recommending Cosentyx for use on the NHS in the UK.

Xolair continued to grow strongly globally. Xolair is currently approved in the EU, Switzerland and 46 other countries as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU), for which it is approved in the US, Canada and Australia. (Xolair as a treatment for moderate-to-severe or severe persistent allergic asthma is addressed below in the Respiratory section, and all Xolair sales are booked in that franchise.) Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales. Xolair has now been launched for CSU/CIU in 39 countries, including the US, Switzerland, Canada, and several EU countries.

Neoral/Sandimmun(e) (USD 135 million, -11% cc) is an immunosuppressant to prevent organ rejection following a kidney, liver, heart or lung transplant. It is also indicated for treating selected autoimmune disorders, such as psoriasis and rheumatoid arthritis. Although sales are declining as expected due to generic competition and mandatory price reductions, most notably in Europe and Japan, the decrease is not as rapid as has been the case in other therapeutic areas, due to the special characteristics of the solid organ transplant market.

Myfortic (USD 127 million, 0% cc), a transplantation medicine, has experienced flat sales after the launch of generic competition in the US in early 2014. Myfortic continued to grow in some geographies without generic competition.

Zortress/Certican (USD 85 million, +13% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show strong growth in the third quarter. It is also approved in over 70 countries for liver transplant patients, including in the EU and US. It is also submitted for indicated use in pediatric renal transplant patients in the EU. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 57 million, +12% cc) continued to grow as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome, for which it is approved in more than 70 countries. Additionally, Ilaris is approved for the treatment of active systemic juvenile idiopathic arthritis in the US, EU and other countries – an important growth driver for the product. Ilaris is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU and is being developed for hereditary periodic fever syndromes.

RESPIRATORY
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Ultibro Breezhaler	66	31	113	156	184	67	175	230
Onbrez Breezhaler/Arcapta Neohaler	38	55	-31	-17	128	164	-22	-8
Seebri Breezhaler	38	37	3	23	113	104	9	30
COPD portfolio	142	123	15	39	425	335	27	52
Xolair[1]	184	207	-11	4	558	577	-3	14
Other	56	78	-28	-20	190	246	-23	-16
Total Respiratory	382	408	-6	10	1 173	1 158	1	19
1 Revenue, which is ex-US only, reflects Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU/CIU, which are managed by the Immunology & Dermatology franchise)

The COPD portfolio, which includes Ultibro Breezhaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler, grew 39% (cc) to USD 142 million in the third quarter.

Ultibro Breezhaler (USD 66 million, +156% cc), a LABA/LAMA approved as a first-in-class once-daily dual bronchodilator in over 70 countries outside the US (including the countries in the EU and Japan) and launched in over 40 countries, continued to grow strongly. Ultibro Breezhaler is a fixed-dose combination of indacaterol and glycopyrronium bromide, and, in the EU, is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD. A regulatory application has been submitted in the US.

Seebri Breezhaler (USD 38 million, +23% cc), a once-daily inhaled LAMA, continued to grow worldwide. Indicated as a maintenance bronchodilator treatment to relieve symptoms of patients with COPD, Seebri Breezhaler (glycopyrronium bromide) is approved in over 80 countries and a new drug application has been submitted in the US. Glycopyrronium bromide was exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei. Onbrez Breezhaler/Arcapta Neohaler (USD 38 million, -17% cc), a once-daily inhaled LABA, declined versus last year, mainly due to a shift of resources to Ultibro Breezhaler. Onbrez Breezhaler/Arcapta Neohaler (indacaterol) is indicated as maintenance bronchodilator treatment of airflow obstruction in adult patients with COPD, approved in over 100 countries including the US. All three products are delivered via the low-resistance Breezhaler/Neohaler inhalation device.

Xolair (USD 184 million, +4% cc), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, continued to grow globally. Xolair is the first biologic approved for adults and children with moderate-to-severe allergic asthma. (Xolair as a treatment for chronic spontaneous urticaria is addressed earlier in the Immunology & Dermatology section.) Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income, but does not book US sales.

CARDIO-METABOLIC
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus	281	293	-4	12	846	929	-9	6
Entresto	16	0	nm	nm	16	0	nm	nm
Other	0	0	nm	nm	0	8	nm	nm
Total Cardio-Metabolic	297	293	1	18	862	937	-8	7
nm = not meaningful

Entresto (sacubitril/valsartan), previously known as LCZ696, was approved in the US on July 7, 2015. US sales in the third quarter amounted to USD 16 million, representing initial product stocking (wholesalers and retailers). As expected, National Drug Code (NDC) blocks are in place across a majority of health plans, so a reimbursement support program is in place to support patient access. To date, over 1,300 physicians have prescribed Entresto, a number that is currently increasing by 200 physicians per week, with the vast majority of prescribers being cardiologists.

Galvus Group (USD 281 million, +12% cc) includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. Galvus delivered strong growth (cc) in the third quarter across many markets around the world. The focus for Galvus remains on patients whose diabetes is uncontrolled on metformin, early treatment intensification as well as on expansion of usage in key segments, such as elderly and renal-impaired patients. The Galvus Group is currently approved in more than 120 countries.

ESTABLISHED MEDICINES
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Diovan	287	420	-32	-24	992	1 966	-50	-45
Exforge	245	365	-33	-22	798	1 098	-27	-17
Voltaren/Cataflam[1]	148	151	-2	11	418	460	-9	3
Ritalin/Focalin	75	122	-39	-31	285	364	-22	-16
Other[2]	652	925	-30	-15	2 078	2 788	-25	-16
Total Established Medicines	1 407	1 983	-29	-17	4 571	6 676	-32	-23
1 Pharmaceuticals Division sales only
2 The “Other” category is composed of more than 100 brands

Diovan Group (USD 287 million, -24% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw a continued sales decline worldwide due to generic competition in most markets including the US (following the July 7, 2014 Diovan monotherapy generic entry), many EU countries and Japan (generic entry in June 2014). Still, Diovan is growing in some emerging markets at high rates, partially compensating for loss of exclusivity in US and EU.

Exforge Group (USD 245 million, -22% cc), which includes Exforge and Exforge HCT, declined due to the entry of generic competition in the US for both Exforge (October 2014) and Exforge HCT (November 2014). Sales declined in the EU, although Exforge is still in the commercial exclusivity period until January 2017. Exforge continued to experience significant growth in China and other emerging markets.

Voltaren/Cataflam (USD 148 million, +11% cc) is the leading international brand by sales in the plain non-steroidal anti-inflammatory drugs (NSAIDs) market for the relief of symptoms in rheumatic diseases, such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. This product, which is subject to generic competition, is marketed by the Pharmaceuticals Division in a wide variety of dosage forms, including tablets, drops, suppositories, ampoules and topical therapy. In addition, in various countries, our Sandoz Division markets generic versions of Voltaren and our Alcon Division markets Voltaren for ophthalmic indications.

Ritalin/Focalin (USD 75 million, -31% cc) is a treatment for attention deficit hyperactivity disorder (ADHD) in children. Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. To date in 2015, Ritalin LA has been granted the adult ADHD indication in 19 countries. Focalin and Focalin XR are available in the US and Focalin XR is additionally indicated for adults. Focalin XR is also approved in Switzerland. Ritalin Immediate Release has generic competition in most countries. Some strengths of Ritalin and Focalin are subject to generic competition in the US.

Alcon
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 346	2 665	-12	-2	7 463	8 124	-8	1
Operating income	159	381	-58	-22	662	1 232	-46	-15
As % of net sales	6.8	14.3			8.9	15.2
Core operating income	703	960	-27	-12	2 393	2 916	-18	-5
As % of net sales	30.0	36.0			32.1	35.9

Third quarter

Net sales
Alcon net sales were USD 2.3 billion (-12%, -2% cc) in the third quarter. Surgical sales (-2% cc) were down, mainly due to competitive pressure on intraocular lenses (IOLs) and a slowdown in equipment purchases in the US and emerging markets, particularly in Asia. This was partially offset by solid sales of cataract consumables and vitreoretinal sales. Ophthalmic Pharmaceuticals sales (-3% cc) declined, primarily due to generic competition in the US, which more than offset double-digit growth in Glaucoma fixed-dose combination products and Systane in Dry Eye. Vision Care sales (-1% cc) were impacted by a continued decline in contact lens care, while strong growth in Dailies Total1 was offset by weaker contact lens sales in Asia.

Regionally, US sales were flat (0% cc), impacted by the aforementioned generic competition. Europe, the Middle East and Africa was flat (0% cc), with growth in Vision Care offset by a decline in Surgical. Japan sales were up (+2% cc), driven by solid growth in Ophthalmic Pharmaceuticals, partly offset by Surgical. Sales in Emerging Growth Markets declined (-7% cc), mainly impacted by slowdowns in China and India.

Operating income
Operating income was USD 159 million (-58%, -22% cc). Adjustments to arrive at core operating income for the third quarter amounted to USD 544 million, mainly consisting of USD 516 million for the amortization of intangible assets and USD 18 million for restructuring costs. Prior-year adjustments amounted to USD 579 million, primarily due to amortization.

Core operating income was USD 703 million (-27%, -12% cc), primarily impacted by declining sales as well as higher spending in R&D and M&S behind investments to drive growth and an increase in provisions for bad debt in Asia. Core operating income margin in constant currencies decreased by 3.8 percentage points; currency had a negative impact of 2.2 percentage points, resulting in a net decrease of 6.0 percentage points to 30.0% of net sales.

Core gross margin as a percentage of net sales decreased by 0.1 percentage points (cc) versus prior year. Core R&D expenses increased 1.1 percentage points (cc), driven by continued investments in key pipeline projects, particularly RTH258 for wet age-related macular degeneration (AMD). Core M&S expenses increased 3.0 percentage points (cc) for the aforementioned reasons. Core G&A expenses declined by 0.2 percentage points (cc). Core Other Income and Expense, net improved the margin by 0.2 percentage points (cc).

Nine months

Net sales
Alcon net sales were USD 7.5 billion (-8%, +1% cc) in the first nine months. Surgical sales grew 1% (cc), driven by cataract and vitreoretinal consumables, partially offset by lower sales of equipment and IOLs. Ophthalmic Pharmaceuticals grew 1% (cc), driven by double-digit growth of fixed-dose combination products in Glaucoma and Systane in Dry Eye, partially offset by the negative impact of generic competition in the US. Vision Care (0% cc) was flat, as the continued decline in contact lens care solutions offset strong growth in Dailies Total1 and AirOptix Colors.

Operating income
Operating income was USD 662 million (-46%, -15% cc). Adjustments to arrive at core operating income amounted to USD 1.7 billion, mainly consisting of USD 1.6 billion for the amortization of intangible assets, USD 119 million for an intangible asset impairment and USD 38 million for restructuring costs. Prior-year adjustments amounted to USD 1.7 billion, primarily due to amortization, impairments and restructuring charges.

Core operating income was USD 2.4 billion (-18%, -5% cc), impacted by higher spending, primarily in M&S, behind investments to drive growth and an increase in provisions for bad debt in Asia. Lower gross margin and higher R&D investment behind RTH258 also contributed to the decline in core operating income. Core operating income margin in constant currencies decreased by 2.0 percentage points; currency had a negative impact of 1.8 percentage points, resulting in a net decrease of 3.8 percentage points to 32.1% of net sales.

Core gross margin as a percentage of net sales decreased by 0.6 percentage points (cc) versus prior year. Core R&D expenses increased by 0.2 percentage points (cc), driven by continued investments in key clinical trials. Core M&S expenses increased by 1.5 percentage points (cc). Core G&A expenses declined by 0.1 percentage points (cc). Core Other Income and Expense, net improved the margin by 0.2 percentage points (cc).

Alcon product review

All comments below focus on third quarter movements in constant currencies.

SURGICAL
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	684	774	-12	-3	2 138	2 338	-9	0
IOLs	254	303	-16	-7	832	945	-12	-3
Vitreoretinal products	147	155	-5	5	442	457	-3	6
Refractive/Other	53	68	-22	-13	181	212	-15	-8
Total Surgical	884	997	-11	-2	2 761	3 007	-8	1

Global Surgical sales were USD 884 million (-2% cc) for the quarter, mainly due to competitive pressure on monofocal IOLs and AcrySof ReSTOR multifocal lenses, as well as a slowdown in equipment purchases in the US and emerging markets, particularly Asia. This was partially offset by solid sales of cataract consumables and vitreoretinal sales.

OPHTHALMIC PHARMACEUTICALS
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	298	337	-12	0	901	988	-9	4
Allergy/Otic/Nasal	149	172	-13	-9	645	709	-9	-5
Infection/Inflammation	244	267	-9	0	760	787	-3	4
Dry Eye/Tears	142	156	-9	3	443	453	-2	8
Other	44	86	-49	-35	183	250	-27	-15
Total Ophthalmic Pharmaceuticals	877	1 018	-14	-3	2 932	3 187	-8	1

Global sales in Ophthalmic Pharmaceuticals were USD 877 million (-3% cc) in the quarter. Allergy/Otic/Nasal sales declined, driven by continued generic competition in the US. The Infection/Inflammation segment was flat.

In Glaucoma, the strong performance of fixed-dose combination products, including Azarga and Simbrinza, was offset by generic competition to monotherapies Travatan and Azopt. In Dry Eye, Systane sales grew in the US and Europe, Middle East and Africa, with softer sales across other emerging markets.

VISION CARE
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact Lenses	448	493	-9	0	1 350	1 442	-6	3
Contact Lens Care	137	157	-13	-6	420	488	-14	-8
Total Vision Care	585	650	-10	-1	1 770	1 930	-8	0

Vision Care global product sales were USD 585 million (-1% cc) for the quarter. Contact lenses were flat versus the previous year, with strong growth in Dailies Total1 offset by weaker contact lens sales in Asia. Contact lens care declined due to competitive pressure and the continued market shift to daily disposable lenses.

Sandoz
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 326	2 401	-3	9	6 851	7 050	-3	10
Operating income	317	272	17	33	789	798	-1	7
As % of net sales	13.6	11.3			11.5	11.3
Core operating income	433	417	4	17	1 262	1 155	9	21
As % of net sales	18.6	17.4			18.4	16.4

Third quarter

Net sales
Net sales reached USD 2.3 billion (-3%, +9% cc) in the third quarter, as volume growth of 21 percentage points more than compensated for 12 percentage points of price erosion (6 percentage points excluding Diovan monotherapy).

Global sales of Biopharmaceuticals (which include biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 28% (cc) to USD 186 million, including continued progress of the newly launched Glatopa. Sandoz further strengthened its leading global position in biosimilars with the launch of Zarxio, the first biosimilar medicine approved under the new BPCIA pathway available in the US. The three in-market products – Omnitrope (human growth hormone), Binocrit (epoetin alfa), and Zarzio (filgrastim) – remain the leading biosimilars in their respective market segments. Anti-Infectives franchise sales (consisting of partner label and finished dosage form sales) were up 15% (cc) to USD 349 million due to restored production capacities after quality upgrades in the prior year.

Regionally, US sales were USD 921 million (+10% cc), driven by continued strong growth in Dermatology, the aforementioned Glatopa and Zarxio launches, as well as the launch of the Exelon Patch authorized generic, which more than offset the decline in sales of the Diovan monotherapy authorized generic from the prior-year quarter. Sales in Western Europe grew 4% (cc) to USD 632 million, led by Germany (+8% cc) and Italy (+7% cc), partially offset by France (-3% cc). Central and Eastern Europe grew 2% (cc) to USD 258 million, despite a decline in Russia (-5% cc). Asia Pacific sales of USD 165 million (+17% cc) were mainly driven by strong double-digit growth in Japan (+23% cc) and China (+18% cc). Latin America sales were USD 67 million (+21% cc), driven by high double-digit growth in Brazil (+24% cc).

Operating income
Operating income amounted to USD 317 million (+17%, +33% cc). Adjustments to arrive at core operating income for the quarter amounted to a net expense of USD 116 million, including amortization of intangible assets of USD 89 million and impairment charges of USD 12 million.

Core operating income grew 4% (+17% cc) to USD 433 million, due to strong base business and launch performance. Core operating income margin increased 1.2 percentage points (with no currency impact) to 18.6% of net sales.

Core gross margin as a percentage of net sales increased by 0.2 percentage points (cc), as strong operating performance more than offset the decline in high margin sales of the Diovan monotherapy authorized generic from the prior-year quarter. Core M&S expenses decreased 0.4 percentage points (cc) in the quarter, as sales growth more than offset investments into key markets. Core G&A and core R&D expenses were flat (cc) in the quarter, despite increased R&D investments in key pipeline projects. Core Other Income and Expense, net increased the margin by 0.6 percentage points (cc), mainly due to one-time legal charges in the prior year.

Nine months

Net sales
Net sales were USD 6.9 billion (-3%, +10% cc) as volume growth of 17 percentage points more than offset 7 percentage points of price erosion. All regions grew in the first nine months of the year, led by double-digit growth in the US (+16% cc), Asia Pacific (+15% cc) and Latin America (+22% cc). Central and Eastern Europe grew 3% (cc), despite the negative impacts from political instability in the Ukraine and a weaker economy in Russia, which were offset by growth in all other markets.

Global sales of Biopharmaceuticals increased 39% (cc) to USD 554 million, including four months of sales of Glatopa. Anti-Infectives franchise sales were USD 1.1 billion (+12% cc), supported by a strong flu season, as well as restored production capacities after quality upgrades in the prior year and favorable market conditions.

Operating income
Operating income was USD 789 million (-1%, +7% cc), including USD 190 million of restructuring charges mainly related to our manufacturing footprint initiative. Adjustments to arrive at core operating income amounted to a net expense of USD 473 million, including the aforementioned restructuring charges of USD 190 million and USD 279 million for amortization and impairment on intangible assets.

Core operating income increased 9% (+21% cc) to USD 1.3 billion. Core operating income margin in constant currencies increased by 1.7 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a net increase of 2.0 percentage points to 18.4% of net sales.

Core gross margin as a percentage of net sales improved 0.8 percentage points (cc), as favorable sales mix and ongoing productivity programs more than offset continued price erosion. Core R&D expenses decreased by 0.1 percentage points (cc), despite continued investments in biosimilar clinical trials. Core M&S expenses decreased by 0.5 percentage points (cc), as higher sales compensated for investments into key markets. Core G&A expenses and core Other Income and Expense, net increased the margin by 0.1 and 0.2 percentage points (cc), respectively.

DISCONTINUED OPERATIONS1
	Q3 2015	Q3 2014	% change		9M 2015	9M 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14	1 713	nm	nm	601	4 258	nm	nm
Operating income	45	241	nm	nm	12 571	826	nm	nm
As % of net sales	nm	14.1			nm	19.4
Core operating loss/income	-49	255	nm	nm	-223	50	nm	nm
As % of net sales	nm	14.9			-37.1	1.2
nm = not meaningful

Third quarter

Operational results for discontinued operations in the third quarter of 2015 include one month of results from the influenza Vaccines business. Animal Health, OTC and the non-influenza Vaccines are not included, as the divestments were closed in the first quarter of 2015. The prior-year quarter included the results of all divested units during the three months.

Net sales
Discontinued operations sales for the quarter amounted to USD 14 million, compared to USD 1.7 billion in the prior-year period, which included USD 244 million from influenza and USD 1,469 million from Animal Health, OTC and non-influenza Vaccines.

Operating income
Operating income for discontinued operations was USD 45 million, which included the operating performance of the influenza Vaccines business, up to July 31, 2015, the date of the sale to CSL, and is net of the partial reversal of USD 0.1 billion of the impairment recorded in 2014, whereas the prior-year period amounted to USD 241 million.

Core operating loss for discontinued operations amounted to USD 49 million compared to an income of USD 255 million in the prior-year quarter.

Net income from discontinued operations amounted to USD 83 million compared to USD 138 million in the prior-year quarter.

Nine months

Operational results for discontinued operations in the first nine months of 2015 include seven months of results from the influenza Vaccines business, as well as results from the non-influenza Vaccines business and OTC until their divestment date on March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. The prior year included the results of all divested units during the first nine months.

Net sales
Discontinued operations sales for the first nine months amounted to USD 601 million, which included USD 70 million for the influenza business. Sales from the non-influenza Vaccines business and OTC up to March 2, 2015 amounted to USD 75 million and USD 456 million, respectively. In the prior-year period, net sales were USD 4.3 billion as all divested businesses reported during the full nine months.

Operating income
Operating income for discontinued operations includes preliminary exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

The remaining operating loss from discontinued operations was USD 0.2 billion, representing the operating performance of the influenza Vaccines business up to July 31, as well as the non-influenza Vaccines business and OTC until their respective divestment dates, and is net of the partial reversal of USD 0.1 billion of the impairment recorded in 2014.

1 Discontinued operations are defined on page 42.

Core operating loss for discontinued operations, which excludes these exceptional items, amounted to USD 223 million in first nine months of 2015, compared to an income of USD 50 million in the prior-year period.

Net income from discontinued operations amounted to USD 10.8 billion, mainly due to the exceptional gains from the GSK and Lilly transactions, compared to USD 0.5 billion in the first nine months of 2014, which included the exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols.

Consolidated interim financial statements reflecting the portfolio transformation

Following the announcement of our portfolio transformation transactions on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.”

For continuing operations, operational results include the businesses of Pharmaceuticals, Alcon, Sandoz and Corporate activities. Starting on March 2, 2015, the date of the completion of the GSK transactions, continuing operations also includes the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies).

For discontinued operations, operational results include the results from the influenza Vaccines business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the non-influenza Vaccines business and OTC until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. The prior year included the results of all divested units during the third quarter and first nine months.

Discontinued operations also includes, in the first nine months, the preliminary exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion), the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Third quarter
Cash flow from operating activities of continuing operations in the third quarter amounted to USD 3.1 billion compared to USD 3.9 billion in the prior-year period, primarily due to the negative currency impact on operations.

The cash outflow for investing activities of continuing operations amounted to USD 0.6 billion compared to an inflow of USD 0.3 billion in the prior-year period. This change was mainly due to the USD 0.8 billion (pre-tax) proceeds from the sale of the investment in Idenix in the prior-year period.

The cash flow used in investing activities from discontinued operations amounted to USD 0.1 billion, which includes USD 0.3 billion of proceeds from the divestment of the influenza Vaccines business, offset by capital gain taxes and other payments related to the divested business. The cash outflow for discontinued operations investing activities in the prior-year period amounted to USD 0.2 billion.

Cash flow used in financing activities in the third quarter amounted to USD 2.2 billion compared to USD 1.1 billion in the prior-year period, due to the USD 1.1 billion increase in treasury share repurchases.

The free cash flow for continuing operations in the third quarter was USD 2.8 billion (-11%), a decrease of USD 0.3 billion compared to the prior-year period, primarily due to the negative currency impact on operations.

Nine months
Cash flow from operating activities of continuing operations in the first nine months of 2015 amounted to USD 8.0 billion compared to USD 9.2 billion in the prior-year period. The decrease was primarily due to the negative currency impact on operations, partially offset by higher hedging gains.

The cash outflow from operating activities of discontinued operations was USD 0.2 billion, compared to an outflow of USD 0.5 billion in the prior-year period.

The cash outflow for investing activities of continuing operations amounted to USD 18.2 billion, compared to an inflow of USD 0.8 billion in the prior-year period. This change was primarily due to the acquisition of the new oncology assets from GSK of USD 16.0 billion, as well as a net outflow for marketable securities and associated companies of USD 0.1 billion compared to a net inflow of USD 3.0 billion in the prior-year period, which included the USD 0.8 billion (pre-tax) proceeds from the sale of the Idenix investment.

Cash inflows from investing activities of discontinued operations amounted to USD 9.1 billion, mainly on account of the net divestment proceeds from the portfolio transformation transactions. The prior-year period cash inflow of USD 1.0 billion consisted mainly of proceeds from the divestment of the blood transfusion diagnostics unit.

Cash flow used in financing activities amounted to USD 6.4 billion, compared to USD 7.4 billion in the prior-year period. The current year amount includes a cash outflow for dividends of USD 6.6 billion compared to USD 6.8 billion in the prior-year period. The net inflow from the increase in financial debt of USD 2.7 billion in the current year was due to the issuance of commercial paper of USD 4.1 billion and three Swiss franc denominated bonds for a total amount of USD 1.5 billion, partially offset by the repayment at maturity of a USD 2.0 billion bond and a Swiss franc denominated bond of USD 0.9 billion. Treasury share transactions resulted in a net outflow of USD 2.4 billion, compared to USD 2.6 billion in the prior-year period.

The free cash flow for continuing operations in the first nine months of 2015 was USD 6.3 billion
(-9%), a decrease of USD 0.7 billion compared to the prior-year period. This was primarily due to the negative currency impact on operations, partially offset by higher hedging gains and increased proceeds from divestments.

Balance sheet

Assets
Total non-current assets of USD 108.9 billion at September 30, 2015 increased by USD 21.1 billion compared to December 31, 2014. Intangible assets other than goodwill increased by USD 10.9 billion to USD 34.7 billion mainly on account of the new oncology assets acquired from GSK which added product rights amounting to USD 13.0 billion to the intangible assets of the Group. This increase was partially offset by the amortization of intangible assets of USD 2.8 billion. Goodwill increased by USD 2.0 billion to USD 31.3 billion mainly on account of the goodwill of USD 2.4 billion recorded on the new oncology assets.

Financial and other non-current assets increased by USD 8.4 billion to USD 27.1 billion, mainly on account of the 36.5% investment in the GSK consumer healthcare joint venture valued at USD 7.5 billion while the investments in property, plant and equipment were in line with the prior year. Total current assets decreased by USD 13.5 billion to USD 24.0 billion at September 30, 2015, as cash and cash equivalents decreased by USD 7.8 billion to USD 6.1 billion, mainly on account of the net payment to GSK for the acquisition of the new oncology assets as well as the dividend payment. The assets held for sale reduced by USD 6.8 billion as a result of the closing of the transactions with Lilly, GSK and CSL in 2015. Over the same period Inventory increased by USD 0.5 billion, other current assets increased by USD 0.4 billion and trade receivables increased by USD 0.2 billion.

The Group has an equivalent of approximately USD 0.6 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. As a result, the Group is exposed to a potential devaluation loss in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at September 30, 2015 amounted to USD 0.5 billion. The subsidiaries in Venezuela restate non-monetary items in the balance sheet in line with the requirements of IAS 29 “Financial Reporting in Hyperinflationary Economies.” The corresponding monetary loss of USD 64 million is included in the September 2015 year-to-date financial results. The Group continues to use for the consolidation of the financial statements of its Venezuelan subsidiaries the official exchange rate of VEF 6.3/USD, which is applied for health and food imports as published by the Centro Nacional de Comercio Exterior (CENCOEX, formerly CADIVI).

Liabilities
Total financial debt, including derivatives, amounted to USD 22.7 billion at September 30, 2015 compared to USD 20.4 billion at December 31, 2014. Long-term debt decreased by USD 0.4 billion to USD 13.4 billion at September 30, 2015, mainly due to the reclassification of a euro denominated bond of USD 1.7 billion and partially offset by the issuance of three Swiss franc denominated bonds for a total amount of USD 1.5 billion in the first half of 2015. Short-term borrowings amounted to USD 9.3 billion at September 30, 2015 compared to USD 6.6 billion at December 31, 2014, mainly due to the issuance of commercial paper of USD 4.1 billion and the reclassification of a euro denominated bond of USD 1.7 billion, partially offset by the repayment at maturity of a USD denominated bond of USD 2.0 billion and a Swiss francs denominated bond of USD 0.9 billion.

Trade payables, other current and non-current liabilities of USD 33.4 billion increased by USD 1.7 billion compared to USD 31.7 billion at December 31, 2014. This change was due to an increase in other current liabilities of USD 1.5 billion, mainly due to the increased obligation for share repurchases, and other non-current liabilities of USD 0.8 billion, partially offset by a reduction in the trade payables of USD 0.6 billion. Liabilities related to discontinued operations reduced by USD 2.4 billion as a result of the closing of the transactions with Lilly, GSK and CSL.

Group equity
The Group’s equity increased by USD 5.9 billion to USD 76.8 billion at September 30, 2015. This was mainly driven by net income of USD 16.7 billion and share-based compensation of USD 0.7 billion. This increase was partially offset by the USD 6.6 billion dividend payment, net purchases of treasury shares of USD 2.6 billion, unfavorable currency translation differences of USD 0.9 billion, net actuarial losses of USD 0.5 billion and an increase in the obligation under the share repurchase agreement of USD 0.9 billion with a corresponding financial liability recorded in other current liabilities.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 6.1 billion at September 30, 2015 compared to USD 13.9 billion at December 31, 2014, and net debt increased over the same period by USD 10.1 billion to USD 16.6 billion. The debt/equity ratio increased to 0.30:1 at September 30, 2015 compared to 0.29:1 at December 31, 2014.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 138 in Pharmaceuticals.

Key developments from the third quarter of 2015 include:

New approvals and positive opinions

•
The CHMP adopted a positive opinion for Entresto (sacubitril/valsartan, formerly LCZ696), putting it on track to be approved for patients with chronic heart failure with reduced ejection fraction (HFrEF) across Europe, likely by year end. Upon final approval by the EC, Entresto will be available for the treatment of adult patients with symptomatic HFrEF.

•
Novartis announced that Swissmedic approved Entresto to reduce the risk of cardiovascular mortality and morbidity in patients with HFrEF whose condition is NYHA class II-IV with ejection fraction of 40% or less. Entresto was also approved by Health Canada to reduce the risk of cardiovascular death and hospitalization in HFrEF patients whose condition is NYHA Class II or III.

•
In October, the CHMP recommended the approval of Cosentyx (secukinumab) in Europe to treat ankylosing spondylitis (AS) and psoriatic arthritis (PsA). Following two separate regulatory submissions, Cosentyx is now recommended for the treatment of adults with AS who have responded inadequately to conventional therapy, such as non-steroidal anti-inflammatory drugs, and for the treatment of active PsA in adults when the response to disease modifying anti-rheumatic drug therapy is unsatisfactory.

•
The EC approved the combination of Tafinlar + Mekinist (dabrafenib/trametinib) for the treatment of adult patients with unresectable or metastatic melanoma with a BRAF V600 mutation. The FDA granted priority review for the combination in the same patient population.

•
The FDA approved Odomzo (sonidegib, formerly LDE225) for the treatment of adult patients with locally advanced basal cell carcinoma (laBCC) that has recurred following surgery or radiation therapy, or those who are not candidates for surgery or radiation therapy. Odomzo was also approved in the EU to treat adult patients with laBCC not amenable to curative surgery or radiation therapy.

•
Farydak (panobinostat, formerly LBH589) was approved in the EU in combination with bortezomib and dexamethasone for the treatment of patients with relapsed/refractory multiple myeloma who have received at least two prior regimens, including bortezomib and an immunomodulatory agent.

•
The FDA approved an expanded use for Promacta (eltrombopag) to include children 1 year of age and older with chronic immune (idiopathic) thrombocytopenic purpura (ITP) who have had an insufficient response to corticosteroids, immunoglobulins or splenectomy. The updated label includes a new oral suspension formulation of Promacta that is designed for younger children who may not be able to swallow tablets.

•
Revolade (eltrombopag), also known as Promacta in the US, was approved by the EC for the treatment of adults with acquired severe aplastic anemia who were either refractory to prior immunosuppressive therapy or heavily pretreated and are unsuitable for haematopoietic stem cell transplantation.

•
Jakavi (ruxolitinib) was approved in Switzerland for the treatment of patients with polycythemia vera (PV) who are resistant to or do not tolerate hydroxyurea or any other cytoreductive first-line therapy. Jakavi was also approved in Japan for the treatment of PV in patients where the conventional therapy has not demonstrated adequate response or is not appropriate for use.

•
Approval was obtained for Equmet (vildagliptin/metformin) in Japan. Equmet is a single-pill combination to bring together the complimentary modes of action of metformin and DPP4 inhibition to benefit patients with Type 2 Diabetes. Equmet was developed to improve blood glucose control in patients treated with a combination therapy of vildagliptin and metformin, and for patients who did not respond satisfactorily to monotherapy with metformin or vildagliptin. It is also expected to improve adherence to the required treatment regime. Equmet is marketed as Eucreas in other countries.

•
Approval was also obtained in Japan for partial changes to the manufacturing and marketing authorization of Exelon Patch (rivastigmin) to treat mild-to-moderate Alzheimer-type dementia. The changes include a new one-step titration scheme, which allows patients to reach the maintenance dose within four weeks from treatment initiation, compared to 12 weeks in the current three-step titration scheme.

•
Alcon achieved US FDA approval for its UltraSert IOL delivery device, a preloaded delivery system for Alcon’s AcrySof IOLs that enables lens implantation through a 2.2mm incision during cataract surgery.

Regulatory submissions and filings

•
Regulatory applications for Afinitor (everolimus) for use in advanced, progressive, non-functional neuroendocrine tumors of gastrointestinal (GI) or lung origin were submitted in the US, Europe and Japan.

•
Regulatory applications for Arzerra (ofatumumab) for use as maintenance therapy in patients with relapsed chronic lymphocytic leukemia were filed in the US and Europe. In the US, the application was granted priority review by the FDA.

•
The FDA accepted Sandoz regulatory submission for biosimilar Enbrel® (etanercept), a TNF-alpha inhibitor. Sandoz is seeking approval for all indications included in the label of the reference product, including rheumatoid arthritis and psoriasis.

Results from ongoing trials and other highlights

•
New data, presented at the European Academy of Dermatology and Venereology, demonstrated that Cosentyx provides high levels of skin clearance and sustained efficacy in the majority of patients with moderate-to-severe plaque psoriasis while maintaining a favorable safety profile across three years.

•
Updated data from the Phase III COMBI-v study presented at the European Cancer Congress (ECC) showed that the combination of Tafinlar + Mekinist achieved a statistically significant overall survival benefit compared to vemurafenib monotherapy (median for the combination 25.6 months vs 18.0 months; HR 0.66 [95% CI, 0.53-0.81], p<0.001) in patients with BRAF V600E/K mutation-positive metastatic melanoma.

•
Results from the COMBI-v study presented at ECC showed statistically significant and clinically meaningful improvements in health-related quality of life among patients receiving the combination of Tafinlar + Mekinist, compared to those receiving vemurafenib monotherapy.

•
Results from the pivotal Phase III RADIANT-4 trial of Afinitor in advanced progressive non-functional GI or lung NET were presented at ECC. In the study, everolimus reduced the risk of disease progression by 52% and showed an 11.0-month median progression-free survival compared to 3.9 months for placebo. Adverse events were consistent with the known safety profile of everolimus.

•
Phase III data from the FUTURE 1 study of Cosentyx in psoriatic arthritis (PsA) was published online in the New England Journal of Medicine. Secukinumab showed rapid and significant efficacy in active PsA patients, including improvement of skin and joint disease and reduction in progression of joint structural damage. Secukinumab met the primary endpoint with a 20% reduction in the American College of Rheumatology response criteria (ACR 20) at week 24, showing rapid and significant clinical improvements versus placebo.

•
The long-term efficacy profile of Gilenya (fingolimod) was reinforced by an analysis evaluating the proportion of Gilenya patients with relapsing multiple sclerosis who achieved no evidence of disease activity (NEDA-4) within each year over seven years.

•
In October, Novartis continued to advance in immuno-oncology (IO) with the acquisition of Admune Therapeutics and licensing agreements with Palobiofarma and XOMA Corporation, adding IL-15, adenosine receptor and TGF-beta inhibition programs to the portfolio. Novartis currently has several assets in clinic (including checkpoint inhibitors targeting PD1 and LAG3, as well as a myeloid cell targeting program and CART program CTL019). We are on track to have TIM3, as well as a PD1 + LAG3 combination, in clinic by end of year. We anticipate bringing STING, GITR, TGF-beta and multiple combinations to the clinic in 2016.

•	Novartis agreed to acquire all remaining rights to ofatumumab from GSK for relapsing remitting multiple sclerosis (MS) and certain other autoimmune indications.[1]

•
Novartis formed a partnership with Amgen to further reinforce its neuroscience pipeline. Through the partnership, Novartis and Amgen will co-develop and co-commercialize a BACE inhibitor program in Alzheimer’s disease, with Novartis oral therapy CNP520 as the lead molecule. Novartis and Amgen also plan to globally co-develop Amgen's migraine portfolio, including human monoclonal antibody AMG 334. Novartis holds commercialization rights for the migraine portfolio outside of the US, Canada and Japan.

•
Novartis announced a swap of clinical assets for equity with Mereo BioPharma Group Ltd. The deal involves three mid-stage clinical assets in areas of unmet medical need: brittle bone syndrome, acute exacerbations in COPD and hypogonadotropic hypogonadism. Under the agreement, Novartis sold the clinical assets in exchange for an equity stake in Mereo and will share in the success of the assets.

•	Results from the Phase III PROLONG study of Arzerra maintenance therapy versus observation in relapsed chronic lymphocytic leukemia were published in The Lancet Oncology.

•
Novartis has initiated a Phase II, single-arm, multicenter trial to determine the efficacy and safety of CTL019 in adult patients with relapsed or refractory diffuse large B cell lymphoma (DLBCL). This study has opened in the US, with the intention of expanding into other countries as soon as possible.

•
The FLIGHT 1 and FLIGHT 2 studies of fixed-dose combination Ultibro Breezhaler (indacaterol/glycopyrronium bromide) were published in the American Journal of Respiratory and Critical Care Medicine. The studies confirmed the efficacy and safety of Ultibro Breezhaler, which demonstrated significant improvements in lung function and symptoms.

•
Dr. James (Jay) Bradner, physician-scientist from Dana-Farber Cancer Institute and Harvard Medical School, was appointed President of the Novartis Institutes for BioMedical Research (NIBR), effective March 1, 2016. Dr. Bradner succeeds Dr. Mark Fishman, who will reach his contractual retirement age in March 2016 after 13 years at Novartis.

1 Transaction is subject to closing conditions

Selected approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Entresto (LCZ696)	Sacubitril/valsartan	Chronic heart failure with reduced ejection fraction	CH - Sep.15 US - Jul. 15
Equmet	Vildagliptin/metformin	Type 2 diabetes	JP - Sep. 15
Exelon Patch	Rivastigmine	Mild-to-moderate Alzheimer’s	JP - Aug. 2015
Farydak (LBH589)	Panobinostat	Multiple myeloma	EU - Aug. 2015
Jakavi	Ruxolitinib	Polycythemia vera	JP - Sep. 2015
Odomzo (LDE225)	Sonidegib	Locally advanced basal cell carcinoma	EU - Aug. 2015 US - Jul. 2015
Promacta/Revolade	Eltrombopag	Severe aplastic anemia	EU - Sep. 2015
Tafinlar + Mekinist	Dabrafenib/trametinib	BRAF V600+ metastatic melanoma	EU - Aug. 2015
AcrySof IQ Aspheric IOL with UltraSert	Pre-loaded IOL delivery device	Cataract	US - Sep. 2015 EU - Jun. 2015

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
Afinitor	Advanced progressive, non-functioning GI or lung NET	Q3 2015	Q3 2015	Q3 2015	- Regulatory applications submitted in US, EU and Japan
Arzerra	Chronic lymphocytic lymphoma (maintenance)	Q3 2015	Q3 2015		- Regulatory applications filed in US and EU - FDA granted the application priority review
Jadenu	Iron overload	Approved	Q1 2015
Promacta/ Revolade	Pediatric chronic immune thrombocyto-penia	Approved (PfOS)	Q1 2015
	Severe aplastic anemia	Approved	Approved
Tafinlar + Mekinist	BRAF V600+ metastatic melanoma	Approved	Approved	Q2 2015	- EU approval Aug. 2015
Zykadia (LDK378)	ALK+ advanced non-small cell lung cancer (NSCLC), post crizotinib	Approved	Approved	Q2 2015	- Orphan Drug Application approved in Japan
Entresto (LCZ696)	Chronic heart failure with reduced ejection fraction	Approved	Q4 2014		- FDA approval Jul. 7, 2015 - Positive CHMP opinion Sep. 2015
Cosentyx (AIN457)	Psoriatic arthritis	Q2 2015	Q2 2015	Approved	- US and EU submissions completed - Positive CHMP opinion Oct. 2015
	Ankylosing spondylitis	Q2 2015	Q2 2015		- US and EU submissions completed - Positive CHMP opinion Oct. 2015
NVA237	Chronic obstructive pulmonary disease (COPD)	Q4 2014	Approved	Approved	- US application submitted Dec. 2014
QVA149	COPD	Q4 2014	Approved	Approved	- US application submitted Dec. 2014

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Hematologic tumors	≥ 2019	I
AMG 334	Migraine		III	- Partnership agreement with Amgen signed on Aug. 28, 2015
ASB183	Solid and hematological tumors	≥ 2019	I
Ilaris (ACZ885)	Hereditary periodic fevers (crFMF, HIDS, TRAPS)	2016	III	- Study fully enrolled
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III	- Study fully enrolled
Afinitor/Votubia	TSC seizure	2016	III	- Phase III study fully enrolled
	Diffuse large B-cell lymphoma	2016	III	- Sufficient follow-up to provide mature DFS results for a 2016 filing
Arzerra	Chronic lymphocytic lymphoma (relapse)	2016	III	- More time required for data collection and analysis following acquisition of asset from GSK
	Non-Hodgkins lymphoma (refractory)	2017	III
	Non-Hodgkins lymphoma (relapse)	2018	III
BAF312	Secondary progressive MS	≥ 2019	III
BGJ398	Solid tumors	≥ 2019	II
BKM120 + fulvestrant	Metastatic breast cancer ER+ AI resistant mTOR naïve 2nd line	2016	III	- BELLE-2 data expected to be shared with regulatory authorities and presented at medical meeting in Q4 2015
	Metastatic breast cancer ER+ post AI and mTOR inhibitor 3rd line	2016	III
BKM120	Solid tumors	≥ 2019	I
BYL719	Solid tumors	≥ 2019	I
BYL719 + fulvestrant	HR+/HER2- postmenopausal advanced breast cancer 2nd line	≥2019	III
BYM338	Sporadic inclusion body myositis	2016	III
	Hip fracture	≥ 2019	II
	Sarcopenia	≥ 2019	II
CAD106	Alzheimer’s disease	≥ 2019	II
CJM112	Immune disorders	≥ 2019	I
CNP520	Alzheimer’s disease	≥ 2019	I/II	- Partnership agreement with Amgen signed on Aug. 28, 2015
Cosentyx (AIN457)	Non-radiographic axial spondyloarthritis	2018	III
CTL019	Pediatric acute lymphoblastic leukemia	2016	II
	Diffuse large B-cell lymphoma	2017	II
EGF816	Solid tumors	2018	I / II
EMA401	Neuropathic pain	≥ 2019	II	- Acquisition of Spinifex closed Jul. 24, 2015
Entresto (LCZ696)	Chronic heart failure with preserved ejection fraction	≥ 2019	III
FCR001	Renal transplant	≥ 2019	II
Gilenya	Chronic inflammatory demyelinating polyradiculoneuropathy	2017	III
HSC835	Stem cell transplantation	≥ 2019	II

INC280	NSCLC	2018	II
KAE609	Malaria	2017	II
KAF156	Malaria	≥ 2019	II
LCI699	Cushing’s disease	2017	III
LEE011 + letrozole	HR+/HER2- postmenopausal advanced breast cancer 1st line	2016	III	- Phase III registration study fully enrolled
LEE011 + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal advanced breast cancer 1st line	2018	III	- Phase III registration study enrolling
LEE011 + fulvestrant	HR+/HER2- postmenopausal advanced breast cancer 1st/2nd line	≥ 2019	III	- Phase III registration study enrolling
LEE011	Solid tumors	2018	I
LJM716	Solid tumors	≥ 2019	I
Lucentis	Choroidal neovascularization (CNV) and macular edema in rare diseases	2016	III	- Fully enrolled Phase III pivotal trials (one each for CNV and macular edema in rare diseases)
	Retinopathy of prematurity	2018	III
OMB157 (ofatumumab)	Relapsing remitting multiple sclerosis (RRMS)	≥2019	II	- Novartis signed an agreement to acquire all remaining rights to GSK’s ofatumumab on Aug. 21, 2015; transaction is subject to closing conditions
OAP030 (pegpleranib; also known as Fovista / E10030)	Wet age-related macular degeneration (AMD)	2016	III	- Enrollment of second pivotal trial expected to finalize in 2015
PIM447	Hematologic tumors	≥2019	I
PKC412	Aggressive systemic mastocytosis	2016	II	- Filing has shifted to 2016 to allow longer follow-up time for the pivotal Phase II trial
	Acute myeloid leukemia	2016	III	- Since Phase III study is event-driven, filing has shifted to H1 2016 to achieve sufficient number of events
Promacta/ Revolade	Myelodysplastic syndrome / Acute myeloid leukemia associated thrombocytopenia	2016	II
	Myelodysplastic syndrome	2017	III
QAW039	Asthma	≥ 2019	II
	Atopic dermatitis	≥ 2019	II
QAX576	Allergic diseases	≥ 2019	II
QGE031	Asthma	≥ 2019	II
	CSU/IU	≥ 2019	II
QMF149	Asthma	2018		- Phase III trials planned to start in 2015
QVM149	Asthma	2018		- Phase III trials planned to start in 2015
RLX030 (serelaxin)	Acute heart failure	2016	III
Signifor LAR	Cushing’s disease	2016	III
Tafinlar + Mekinist	BRAF V600+ NSCLC	2016	II	- Trial ongoing
	BRAF V600+ melanoma (adjuvant)	2017	III	- Trial ongoing
	BRAF V600+ colorectal cancer	≥ 2019	I/II

Tasigna	CML treatment-free remission	2016	II	- Study fully enrolled
Tekturna	Chronic heart failure	2016	III	- Study fully enrolled
Votrient	Renal cell carcinoma (adjuvant)	2016	III	- The number of events required to conduct the primary analysis has been reached
Zykadia (LDK378)	ALK+ advanced NSCLC (1st line, treatment naïve)	2017	III	- Phase III study enrollment completed
	ALK+ NSCLC (brain metastases)	2018	II	- Study enrolling

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR Toric IOL 2.5D	Cataract	US 2016	Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Cataract	US 2014	Submitted	- FDA Advisory Panel positive recommendation Nov. 2014
AcrySof IQ Aspheric IOL with UltraSert	Pre-loaded IOL delivery device	JP 2015	Submitted
OPHTHALMIC PHARMACEUTICALS
RTH258	Retina (wet AMD)		Phase III	- First Phase III clinical studies initiated Dec. 2014 - Second Phase III clinical studies initiated Q3 2015
Jetrea Ready- Diluted Ocriplasmin Injection	Retina (vitreomacular traction)	JP 2017	Phase III
Nepafenac (0.3%)	Retina (macular edema)	US 2018 EU 2015	Advanced Advanced
VISION CARE
AirOptix HydraGlyde Sphere contact lens	Refractive	US 2016 EU 2015 JP 2016	Advanced Advanced Advanced

Selected Sandoz pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
GP2013 (rituximab)
Non-Hodgkin lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis (RA), granulomatosis with polyangiitis (also known as Wegener’s granulomatosis), and microscopic polyangiitis and others (same as originator)
			II and III	- Recruitment in Phase III follicular lymphoma & Phase II RA trials completed in Jan. 2015 and Jun. 2015 respectively
GP2015 (etanercept)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Filed in US in Q3 2015
GP2017 (adalimumab)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Patient enrollment completed in Mar. 2015

LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)		III	- Trial complete
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)	US	III	- Trial complete
HX575 s.c. (epoetin alfa)	Chronic kidney disease	EU (extension nephrology, approved as Binocrit since 2007)	III	- Trial complete

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Third quarter (unaudited)

	Q3 2015 USD m	Q3 2014 USD m	Change USD m

Net sales to third parties from continuing operations	12 265	12 991	-726

Sales to discontinued segments	0	55	-55

Net sales from continuing operations	12 265	13 046	-781

Other revenues	220	254	-34

Cost of goods sold	-4 388	-4 421	33

Gross profit from continuing operations	8 097	8 879	-782

Marketing & Sales	-2 890	-2 972	82

Research & Development	-2 190	-2 161	-29

General & Administration	-573	-593	20

Other income	682	342	340

Other expense	-892	-756	-136

Operating income from continuing operations	2 234	2 739	-505

Income from associated companies	120	938	-818

Interest expense	-154	-182	28

Other financial income and expense	-31	37	-68

Income before taxes from continuing operations	2 169	3 532	-1 363

Taxes	-357	-430	73

Net income from continuing operations	1 812	3 102	-1 290

Net income from discontinued operations	83	138	-55

Net income	1 895	3 240	-1 345

Attributable to:
Shareholders of Novartis AG	1 888	3 223	-1 335

Non-controlling interests	7	17	-10

Average number of shares outstanding – Basic (million)	2 405	2 422	-17

Basic earnings per share from continuing operations (USD)[1]	0.75	1.27	-0.52

Basic earnings per share from discontinued operations (USD)[1]	0.04	0.06	-0.02

Total basic earnings per share (USD)[1]	0.79	1.33	-0.54

Average number of shares outstanding – Diluted (million)	2 438	2 460	-22

Diluted earnings per share from continuing operations (USD)[1]	0.74	1.25	-0.51

Diluted earnings per share from discontinued operations (USD)[1]	0.03	0.06	-0.03

Total diluted earnings per share (USD)[1]	0.77	1.31	-0.54

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Nine months to September 30 (unaudited)

	9M 2015 USD m	9M 2014 USD m	Change USD m

Net sales to third parties from continuing operations	36 894	39 105	-2 211

Sales to discontinued segments	26	184	-158

Net sales from continuing operations	36 920	39 289	-2 369

Other revenues	663	991	-328

Cost of goods sold	-12 855	-12 929	74

Gross profit from continuing operations	24 728	27 351	-2 623

Marketing & Sales	-8 597	-9 148	551

Research & Development	-6 463	-6 549	86

General & Administration	-1 765	-1 880	115

Other income	1 453	785	668

Other expense	-2 056	-1 821	-235

Operating income from continuing operations	7 300	8 738	-1 438

Income from associated companies	256	1 338	-1 082

Interest expense	-497	-516	19

Other financial income and expense	-56	-44	-12

Income before taxes from continuing operations	7 003	9 516	-2 513

Taxes	-1 029	-1 237	208

Net income from continuing operations	5 974	8 279	-2 305

Net income from discontinued operations	10 764	514	10 250

Net income	16 738	8 793	7 945

Attributable to:
Shareholders of Novartis AG	16 729	8 719	8 010

Non-controlling interests	9	74	-65

Average number of shares outstanding – Basic (million)	2 409	2 432	-23

Basic earnings per share from continuing operations (USD)[1]	2.48	3.37	-0.89

Basic earnings per share from discontinued operations (USD)[1]	4.46	0.21	4.25

Total basic earnings per share (USD)[1]	6.94	3.58	3.36

Average number of shares outstanding – Diluted (million)	2 444	2 474	-30

Diluted earnings per share from continuing operations (USD)[1]	2.44	3.32	-0.88

Diluted earnings per share from discontinued operations (USD)[1]	4.40	0.20	4.20

Total diluted earnings per share (USD)[1]	6.84	3.52	3.32

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Third quarter (unaudited)

	Q3 2015 USD m	Q3 2014 USD m	Change USD m

Net income	1 895	3 240	-1 345

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	-74	25	-99

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	31	-52	83

Translation effects	-1 564	-1 304	-260

Total of items to eventually recycle	-1 607	-1 331	-276

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial losses from defined benefit plans, net of taxes	-773	-320	-453

Comprehensive income	-485	1 589	-2 074

Attributable to:
Shareholders of Novartis AG	-491	1 573	-2 064

Continuing operations	-565	1 461	-2 026

Discontinued operations	74	112	-38

Non-controlling interests	6	16	-10

Nine months to September 30 (unaudited)

	9M 2015 USD m	9M 2014 USD m	Change USD m

Net income	16 738	8 793	7 945

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	2	32	-30

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-48	-10	-38

Translation effects	-932	-1 347	415

Total of items to eventually recycle	-978	-1 325	347

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial losses from defined benefit plans, net of taxes	-452	-1 142	690

Comprehensive income	15 308	6 326	8 982

Attributable to:
Shareholders of Novartis AG	15 302	6 252	9 050

Continuing operations	4 573	5 798	-1 225

Discontinued operations	10 729	454	10 275

Non-controlling interests	6	74	-68

Condensed consolidated balance sheets

	Sept 30, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	15 796	15 983	-187

Goodwill	31 284	29 311	1 973

Intangible assets other than goodwill	34 730	23 832	10 898

Financial and other non-current assets	27 072	18 700	8 372

Total non-current assets	108 882	87 826	21 056

Current assets
Inventories	6 562	6 093	469

Trade receivables	8 495	8 275	220

Other current assets	2 924	2 530	394

Cash and cash equivalents, marketable securities, commodities and derivatives	6 064	13 862	-7 798

Assets related to discontinued operations and held for sale		6 801	-6 801

Total current assets	24 045	37 561	-13 516

Total assets	132 927	125 387	7 540

Equity and liabilities
Equity attributable to Novartis AG shareholders	76 712	70 766	5 946

Non-controlling interests	73	78	-5

Total equity	76 785	70 844	5 941

Non-current liabilities
Financial debts	13 412	13 799	-387

Other non-current liabilities	14 572	13 771	801

Total non-current liabilities	27 984	27 570	414

Current liabilities
Trade payables	4 825	5 419	-594

Financial debts and derivatives	9 289	6 612	2 677

Other current liabilities	14 044	12 524	1 520

Liabilities related to discontinued operations and held for sale		2 418	-2 418

Total current liabilities	28 158	26 973	1 185

Total liabilities	56 142	54 543	1 599

Total equity and liabilities	132 927	125 387	7 540

Condensed consolidated changes in equity

Third quarter (unaudited)

	Q3 2015 USD m	Q3 2014 USD m	Change USD m

Consolidated equity at July 1	78 832	70 517	8 315

Comprehensive income	-485	1 589	-2 074

Purchase of treasury shares	-2 019	-765	-1 254

Treasury share repurchase obligation under a share buy-back trading plan	336	-75	411

Increase in equity from exercise of options and employee transactions	0	1	-1

Equity-based compensation	122	217	-95

Change in non-controlling interests	-1	-60	59

Consolidated equity at September 30	76 785	71 424	5 361

Nine months to September 30 (unaudited)

	9M 2015 USD m	9M 2014 USD m	Change USD m

Consolidated equity at January 1	70 844	74 472	-3 628

Comprehensive income	15 308	6 326	8 982

Purchase of treasury shares	-4 152	-5 035	883

Treasury share repurchase obligation under a share buy-back trading plan	-875	-675	-200

Increase in equity from exercise of options and employee transactions	1 582	2 397	-815

Dividends related to shareholders of Novartis AG	-6 643	-6 810	167

Equity-based compensation	732	866	-134

Change in non-controlling interests	-11	-117	106

Consolidated equity at September 30	76 785	71 424	5 361

Condensed consolidated cash flow statements

Third quarter (unaudited)

	Q3 2015 USD m	Q3 2014 USD m	Change USD m

Net income from continuing operations	1 812	3 102	-1 290

Reversal of non-cash items
Taxes	357	430	-73

Depreciation, amortization and impairments	1 355	1 167	188

Change in provisions and other non-current liabilities	643	363	280

Income from associated companies	-120	-938	818

Net financial income	185	145	40

Other	-188	-38	-150

Net income adjusted for non-cash items	4 044	4 231	-187

Interest and other financial receipts	142	112	30

Interest and other financial payments	-131	-126	-5

Taxes paid[1]	-824	-394	-430

Cash flows before working capital changes from continuing operations	3 231	3 823	-592

Payments out of provisions and other net cash movements in non-current liabilities	-280	-394	114

Change in net current assets and other operating cash flow items	186	490	-304

Cash flows from operating activities from continuing operations	3 137	3 919	-782

Cash flows used in/from operating activities from discontinued operations [1]	-11	92	-103

Total cash flows from operating activities	3 126	4 011	-885

Purchase of property, plant & equipment	-579	-668	89

Purchase of intangible, financial and other non-current assets	-201	-331	130

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	431	214	217

Acquisitions of businesses	-228	-2	-226

Change in marketable securities, commodities and net investments in associated companies	-36	1 077	-1 113

Cash flows used in/from investing activities from continuing operations	-613	290	-903

Cash flows used in investing activities from discontinued operations [1]	-140	-236	96

Total cash flows used in/from investing activities	-753	54	-807

Change in current and non-current financial debts	-328	-286	-42

Treasury share transactions, net	-1 875	-756	-1 119

Other financing cash flows	7	-38	45

Cash flows used in financing activities	-2 196	-1 080	-1 116

Net translation effect on cash and cash equivalents	-67	-141	74

Change in cash and cash equivalents	110	2 844	-2 734

Cash and cash equivalents at July 1	5 218	6 797	-1 579

Cash and cash equivalents at September 30	5 328	9 641	-4 313

[1] The total payments for taxes in Q3 2015 amounted to USD 1.1 billion (Q3 2014: USD 464 million) of which a refund of USD 25 million (Q3 2014: USD 45 million) was included in the cash flows used in operating activities of discontinued operations and a USD 259 million payment (Q3 2014: USD 115 million) in the cash flows used in investing activities of discontinued operations.

Condensed consolidated cash flow statements

Nine months to September 30 (unaudited)

	9M 2015 USD m	9M 2014 USD m	Change USD m

Net income from continuing operations	5 974	8 279	-2 305

Reversal of non-cash items
Taxes	1 029	1 237	-208

Depreciation, amortization and impairments	4 146	3 460	686

Change in provisions and other non-current liabilities	1 124	1 174	-50

Income from associated companies	-256	-1 338	1 082

Net financial income	553	560	-7

Other	-26	240	-266

Net income adjusted for non-cash items	12 544	13 612	-1 068

Interest and other financial receipts	1 107	673	434

Interest and other financial payments	-519	-524	5

Taxes paid[1]	-1 926	-1 620	-306

Cash flows before working capital changes from continuing operations	11 206	12 141	-935

Payments out of provisions and other net cash movements in non-current liabilities	-916	-874	-42

Change in net current assets and other operating cash flow items	-2 302	-2 092	-210

Cash flows from operating activities from continuing operations	7 988	9 175	-1 187

Cash flows used in operating activities from discontinued operations [1]	-248	-483	235

Total cash flows from operating activities	7 740	8 692	-952

Purchase of property, plant & equipment	-1 614	-1 794	180

Purchase of intangible, financial and other non-current assets	-923	-775	-148

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	866	373	493

Acquisitions of businesses	-16 372	19	-16 391

Change in marketable securities, commodities and net investments in associated companies	-146	2 956	-3 102

Cash flows used in/from investing activities from continuing operations	-18 189	779	-18 968

Cash flows from investing activities from discontinued operations [1]	9 095	1 021	8 074

Total cash flows used in/from investing activities	-9 094	1 800	-10 894

Dividends related to shareholders of Novartis AG	-6 643	-6 810	167

Change in current and non-current financial debts	2 692	2 161	531

Treasury share transactions, net	-2 417	-2 616	199

Other financing cash flows	-33	-140	107

Cash flows used in financing activities	-6 401	-7 405	1 004

Net translation effect on cash and cash equivalents	60	-133	193

Change in cash and cash equivalents	-7 695	2 954	-10 649

Cash and cash equivalents at January 1	13 023	6 687	6 336

Cash and cash equivalents at September 30	5 328	9 641	-4 313

[1] The total payments for taxes in 9M 2015 amounted to USD 2.7 billion (9M 2014: USD 2.0 billion) of which a refund of USD 24 million (9M 2014: USD 12 million) was included in the cash flows used in operating activities of discontinued operations and a USD 772 million payment (9M 2014: USD 345 million) in the cash flows from investing activities of discontinued operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2015 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2015, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2014 Annual Report published on January 27, 2015.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2014 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

In particular, during the first half of 2015, the significant transactions discussed below, were completed. Several of these transactions contained contingent consideration due to Novartis. Accounting for such contingent consideration requires management to make assumptions on the probability and amount of potential payments. If actual amounts are different from the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s results of operations or cash flow.

The significant transactions discussed below also included the formation of a new entity during the first quarter of 2015 via contribution of businesses from both Novartis and GlaxoSmithKline plc (GSK). Novartis has a 36.5% interest in this newly created entity and will account for its stake using the equity method of accounting. Novartis has valued the contribution of 63.5% of its former OTC Division to the entity in exchange for 36.5% of the GSK Consumer Healthcare Joint Venture at fair value. The resulting gain for Novartis is based on these exchanged values. Novartis has elected to apply an option under IFRS for entities formed by contributions. Under this option, the retained 36.5% interest of Novartis in its former OTC division continues to be measured at its net book value at the time of the formation of the entity.

Furthermore, as discussed in the 2014 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations or cash flow.

3. Significant transactions

2015

Transaction with Eli Lilly and Company
On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014 to divest its Animal Health business. This resulted in a preliminary pre-tax gain of USD 4.6 billion which is recorded in operating income from discontinued operations.

Transactions with GlaxoSmithKline plc
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:

Pharmaceuticals –Acquisition of GSK oncology products
Novartis acquired GSK’s oncology products and certain related assets for an aggregate cash consideration of USD 16.0 billion. Up to USD 1.5 billion of this cash consideration is contingent on certain development milestones. The fair value of this potentially refundable consideration is estimated at approximately USD 0.1 billion. In addition, under the terms of the agreement, Novartis is granted a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years from the acquisition closing date. The preliminary purchase price allocation resulted in net identified assets of USD 13.5 billion and goodwill of USD 2.4 billion.

Vaccines – Divestment
Novartis has divested its Vaccines business (excluding its influenza business) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion paid at closing and up to USD 1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties is estimated at approximately USD 1.0 billion. Included in this amount, is a USD 450 million milestone payment received in late March. This resulted in a preliminary pre-tax gain of approximately USD 2.8 billion which is recorded in operating income from discontinued operations.

Novartis’s Vaccines influenza business is excluded from the GSK Vaccines business acquisition. However, GSK has entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis could have unilaterally required GSK to acquire the entire or certain parts of its Vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, had not been completed. The option period was 18 months from the closing date of the GSK transaction, but terminated with the sale of the influenza business to CSL on July 31, 2015. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.

Consumer Health – Combination of Novartis OTC with GSK Consumer Healthcare in a joint venture
Novartis and GSK have agreed to create a combined consumer healthcare business through a joint venture between Novartis OTC and GSK Consumer Healthcare. On March 2, 2015, a new entity was formed via contribution of businesses from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value.

Based on the preliminary estimates of values exchanged, an investment in associated company of USD 7.5 billion was recorded. The resulting pre-tax gain, net of transaction related costs, of approximately USD 5.9 billion is recorded in operating income from discontinued operations.

Novartis has four of eleven seats on the joint venture entity’s Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market based pricing mechanism.

The investment is accounted for using the equity method of accounting using estimated results for the quarter and adjusted to actual results in the following period.

Additional GSK related costs
In addition, the GSK transaction resulted in USD 0.5 billion of additional transaction-related expenses.

Transaction with CSL
On October 26, 2014, Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for USD 275 million. Entering into the separate divestment agreement with CSL resulted in the Vaccine influenza business being a separate disposal group consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the influenza Vaccines business net assets. This triggered the recognition of an exceptional impairment charge in 2014 of USD 1.1 billion as the estimated net book value of the influenza Vaccines business net assets was above the USD 275 million consideration. The transaction with CSL was completed on July 31, 2015, resulting in a partial reversal of the impairment recorded in 2014 in the amount of USD 0.1 billion, which is included in operating income from discontinued operations.

Classification as continuing operations and discontinued operations
Following the announcement of the significant transactions described above, Novartis reported the Group’s financial statements for the current and prior year as “continuing” operations and “discontinued” operations.

Continuing operations comprise the activities of the Pharmaceuticals, Alcon, Sandoz divisions and the Corporate activities. Continuing operations also include the results from Oncology assets acquired from GSK and the estimated results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture for the period from March 2, 2015 to September 30, 2015.

Discontinued operations include the OTC Division and the Vaccines Division (excluding its influenza business) for January and February 2015 and the prior period results for January through September 2014. In 2015, the Animal Health Division includes only the gain from the divestment of the Division on January 1, 2015, whereas the prior period includes the results of operations for January through September 2014. The influenza Vaccines business is included for January through July 2015 in the prior period results for January through September 2014. The prior period results of Vaccines Division also includes a pre-tax gain of USD 0.9 billion from the USD 1.7 billion divestment of the blood transfusion diagnostics unit to Grifols S.A., completed on January 9, 2014. Also included in discontinued operations, under Corporate, are certain transaction related expenses. Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division which are retained by Novartis and are now reported under Corporate activities as continuing operations.

As required by IFRS, results of the discontinued operations exclude any further depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014.

Pharmaceuticals – Acquisition of Spinifex Pharmaceuticals, Inc.
On June 29, 2015 Novartis entered into an agreement to acquire Spinifex Pharmaceuticals, Inc. (Spinifex), a US and Australian-based, privately held development stage company, focused on developing a peripheral approach to treat neuropathic pain. The transaction closed on July 24, 2015, and the total purchase consideration was USD 312 million. The amount consist of an initial cash payment of USD 196 million and the net present value of the contingent consideration of USD 116 million due to previous Spinifex shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 308 million and goodwill of USD 4 million.

2014

Vaccines – Divestment of blood transfusion diagnostics unit
On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit to the Spanish company Grifols S.A., for USD 1.7 billion in cash. The pre-tax gain on this transaction was approximately USD 0.9 billion and was recorded in operating income from discontinued operations.

Pharmaceuticals – Acquisition of CoStim Pharmaceuticals, Inc
On February 17, 2014, Novartis acquired all of the outstanding shares of CoStim Pharmaceuticals, Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer, for a total purchase consideration of USD 248 million. This amount consists of an initial cash payment of USD 95 million and the net present value of contingent consideration of USD 153 million due to previous CoStim’s shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identified assets of USD 152 million and goodwill of USD 96 million.

Pharmaceuticals – Divestment of Idenix Pharmaceuticals, Inc. (Idenix) shareholding
On August 5, 2014, Merck & Co., USA completed a tender offer for Idenix. As a result, Novartis divested its 22% shareholding in Idenix and realized a gain of approximately USD 0.8 billion which was recorded in income from associated companies.

Corporate – Divestment of LTS Lohmann Therapie-Systeme AG (LTS) shareholding
On November 5, 2014, Novartis divested its 43% shareholding in LTS and realized a gain of approximately USD 0.4 billion which was recorded in income from associated companies.

Alcon – Acquisition of WaveTec Vision Systems, Inc. (WaveTec)
On October 16, 2014, Alcon acquired all of the outstanding shares of WaveTec, a privately held company, for USD 350 million in cash. The purchase price allocation resulted in net identified assets of USD 180 million and goodwill of USD 170 million.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2015	2014	Change	9M 2015 USD m	9M 2014 USD m	Change USD m

Balance at beginning of year	2 398.6	2 426.1	-27.5	70 766	74 343	-3 577

Shares acquired to be held in Group Treasury	-5.0	-34.1	29.1	-501	-2 882	2 381

Shares acquired to be cancelled	-32.5	-20.0	-12.5	-3 252	-1 743	-1 509

Other share purchases	-3.9	-4.8	0.9	-399	-410	11

Increase in equity from exercise of options and employee transactions	27.0	41.4	-14.4	1 582	2 397	-815

Equity-based compensation	11.7	10.1	1.6	732	866	-134

Treasury share repurchase obligation under a share buy-back trading plan				-875	-675	-200

Dividends				-6 643	-6 810	167

Net income of the period attributable to shareholders of Novartis AG				16 729	8 719	8 010

Other comprehensive income attributable to shareholders of Novartis AG				-1 427	-2 467	1 040

Balance at September 30	2 395.9	2 418.7	-22.8	76 712	71 338	5 374

5. Consolidated income statements – Segmentation

Third quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate (including eliminations)		Total Group

	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m

Net sales to third parties from continuing operations	7 593	7 925	2 346	2 665	2 326	2 401			12 265	12 991

Sales to continuing and discontinued segments	27	68	13	12	31	68	-71	-93	0	55

Net sales from continuing operations	7 620	7 993	2 359	2 677	2 357	2 469	-71	-93	12 265	13 046

Other revenues	188	162	6	10	6	3	20	79	220	254

Cost of goods sold	-1 930	-1 826	-1 210	-1 275	-1 366	-1 448	118	128	-4 388	-4 421

Gross profit from continuing operations	5 878	6 329	1 155	1 412	997	1 024	67	114	8 097	8 879

Marketing & Sales	-1 898	-1 943	-611	-610	-381	-419			-2 890	-2 972

Research & Development	-1 774	-1 745	-226	-215	-190	-201			-2 190	-2 161

General & Administration	-213	-222	-121	-138	-83	-86	-156	-147	-573	-593

Other income	462	218	8	8	16	15	196	101	682	342

Other expense	-614	-404	-46	-76	-42	-61	-190	-215	-892	-756

Operating income from continuing operations	1 841	2 233	159	381	317	272	-83	-147	2 234	2 739

as % of net sales	24.2%	28.2%	6.8%	14.3%	13.6%	11.3%			18.2%	21.1%

Income from associated companies		812				2	120	124	120	938

Interest expense									-154	-182

Other financial income and expense									-31	37

Income before taxes from continuing operations									2 169	3 532

Taxes									-357	-430

Net income from continuing operations									1 812	3 102

Net income from discontinued operations									83	138

Net income									1 895	3 240

Consolidated income statements – Segmentation

Nine months to September 30

	Pharmaceuticals		Alcon		Sandoz		Corporate (including eliminations)		Total Group

	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m

Net sales to third parties from continuing operations	22 580	23 931	7 463	8 124	6 851	7 050			36 894	39 105

Sales to continuing and discontinued segments	109	201	35	38	101	216	-219	-271	26	184

Net sales from continuing operations	22 689	24 132	7 498	8 162	6 952	7 266	-219	-271	36 920	39 289

Other revenues	566	458	21	24	18	9	58	500	663	991

Cost of goods sold	-5 344	-5 180	-3 903	-3 873	-3 958	-4 224	350	348	-12 855	-12 929

Gross profit from continuing operations	17 911	19 410	3 616	4 313	3 012	3 051	189	577	24 728	27 351

Marketing & Sales	-5 623	-6 021	-1 808	-1 833	-1 166	-1 294			-8 597	-9 148

Research & Development	-5 210	-5 258	-684	-681	-569	-610			-6 463	-6 549

General & Administration	-701	-715	-411	-451	-254	-274	-399	-440	-1 765	-1 880

Other income	887	519	48	37	47	60	471	169	1 453	785

Other expense	-1 138	-1 075	-99	-153	-281	-135	-538	-458	-2 056	-1 821

Operating income from continuing operations	6 126	6 860	662	1 232	789	798	-277	-152	7 300	8 738

as % of net sales	27.1%	28.7%	8.9%	15.2%	11.5%	11.3%			19.8%	22.3%

Income from associated companies		812			1	3	255	523	256	1 338

Interest expense									-497	-516

Other financial income and expense									-56	-44

Income before taxes from continuing operations									7 003	9 516

Taxes									-1 029	-1 237

Net income from continuing operations									5 974	8 279

Net income from discontinued operations									10 764	514

Net income									16 738	8 793

Discontinued operations – income statements

	Q3 2015 USD m	Q3 2014 USD m	9M 2015 USD m	9M 2014 USD m

Net sales to third parties of discontinued operations	14	1 713	601	4 258

Sales to continuing segments	2	26	19	64

Net sales of discontinued operations	16	1 739	620	4 322

Other revenues	2	15	23	49

Cost of goods sold	-34	-756	-376	-2 051

Gross profit of discontinued operations	-16	998	267	2 320

Marketing & Sales	-4	-433	-244	-1 365

Research & Development	-18	-211	-181	-641

General & Administration	-2	-102	-58	-323

Other income	92	5	13 415	916

Other expense	-7	-16	-628	-81

Operating income of discontinued operations	45	241	12 571	826

as % of net sales	nm	14.1%	nm	19.4%

Income from associated companies	2		2	3

Income before taxes of discontinued operations	47	241	12 573	829

Taxes	36	-103	-1 809	-315

Income of discontinued operations	83	138	10 764	514

nm = not meaningful

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of September 30, 2015 and December 31, 2014. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2014 Annual Report, published on January 27, 2015.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

	Sept 30, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Sept 30, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Sept 30, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Sept 30, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m	Sept 30, 2015 (unaudited) USD m	Dec 31, 2014 (audited) USD m

Debt securities	301	301	24	26					325	327

Equity securities	7	15							7	15

Fund investments	28	29			6	6			34	35

Total available-for-sale marketable securities	336	345	24	26	6	6			366	377

Time deposits with original maturity more than 90 days							146	6	146	6

Derivative financial instruments			132	356					132	356

Accrued interest on debt securities							1	3	1	3

Total marketable securities, time deposits and derivative financial instruments	336	345	156	382	6	6	147	9	645	742

Other current financial assets					75				75

Available-for-sale financial investments	635	605			373	332			1 008	937

Fund investments					83	71			83	71

Contingent consideration receivables					542				542

Long-term loans and receivables, advances, security deposits							638	712	638	712

Financial investments and long-term loans	635	605			998	403	638	712	2 271	1 720

Associated companies	47	66			228	168			275	234

Total associated companies at fair value through profit or loss	47	66			228	168			275	234

Contingent consideration payables					-671	-756			-671	-756

Other financial liabilities					-278				-278

Derivative financial instruments			-25	-52					-25	-52

Total financial liabilities at fair value			-25	-52	-949	-756			-974	-808

There are no significant transfers from one level to the other levels. Other than the addition of contingent consideration receivables and financial liabilities recorded in connection with the significant transactions disclosed in Note 3, there have been no significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 15.1 billion at September 30, 2015 (USD 17.0 billion at December 31, 2014) compared to the balance sheet value of USD 14.4 billion (USD 16.0 billion at December 31, 2014).

For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans amounted to USD 2.3 billion at September 30, 2015 (USD 1.7 billion at December 31, 2014) is included in line “financial and other non-current assets” of the condensed consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2014 contains a summary as of the date of that report of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 26, 2015 of potentially significant developments in those proceedings, as well as any new potentially significant proceedings commenced since the date of the last annual report.

Investigations and related litigations
Southern District of New York (SDNY) specialty pharmacies investigation and litigation
In April 2013, the US government filed a civil complaint in intervention to a qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the SDNY. The complaint, as subsequently amended, asserts federal False Claims Act and state law claims related to alleged unlawful contractual discounts and rebates to specialty pharmacies in connection with Myfortic, and alleged unlawful contractual discounts, rebates and patient referrals to specialty pharmacies in connection with Exjade. The US government alleges substantial damages, including treble damages and civil penalties of up to USD 11,000 per claim, which according to the government could exceed USD 2 billion. In January 2014, eleven states filed three complaints in intervention asserting similar claims related to Exjade; and the qui tam relator served on NPC an amended complaint also asserting similar claims with respect to Myfortic and Exjade, as well as claims involving Tasigna, Gleevec and TOBI that the federal and various state governments declined to pursue. In the third quarter of 2015, NPC reached a settlement in principle with the United States Department of Justice, all intervening states and the qui tam relator in the amount of USD 390 million. Finalization of the settlement is contingent upon the negotiation and execution of mutually acceptable written agreements with the United States Department of Justice, the Office of Inspector General of the US Department of Health & Human Services (including corporate integrity obligations), the states and the relator. If the settlement is concluded, it will resolve the above-described claims related to Myfortic, Exjade, Tasigna, Gleevec and TOBI.

Western District of Kentucky (WDKY) investigation
In 2012, NPC received a subpoena from the United States Attorney’s Office (USAO) for the WDKY requesting the production of documents relating to marketing practices, including alleged remuneration of healthcare providers and off-label promotion, in connection with certain NPC products (including Tekturna, Valturna, Reclast, Exelon Patch and other products). In the third quarter of 2015, the USAO declined to intervene in the relators’ complaint and has closed the investigation.

District of New Jersey (DNJ) investigation: Concluded
In late September 2014, Alcon Laboratories, Inc. (ALI) received a subpoena from the USAO for the DNJ relating to an investigation of Alcon sales practices. In the third quarter of 2015, the USAO declined to proceed, and no charges were brought or sanctions imposed. The relator dismissed the complaint voluntarily.

Lucentis/Avastin® matters in Italy and France
In February 2015, Novartis appealed at the council of state the decision of the Tribunale amministrativo regionale (TAR) del Lazio. As previously reported, that decision upheld the fines imposed on Novartis AG (NAG), Novartis Farma S.p.A., and two Roche entities for alleged collusion to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy. Novartis’ appeal of a decision by the Italian Medicines Agency to include Avastin® in a list of drugs to be reimbursed off-label for age-related macular degeneration (AMD) is pending. In France, Novartis is appealing a temporary recommendation of use and reimbursement of off-label Avastin® for neovascular AMD by hospital ophthalmologists, in force since September 2015, as well as the decree on which the recommendation is based. In both countries, Novartis believes that allowing the widespread off-label use and reimbursement of Avastin®, despite the presence of available licensed alternatives, would result in a breach of applicable regulations.

Japan investigations
As previously disclosed, in July 2014, the Tokyo District Public Prosecutor Office indicted a former Novartis Pharma K.K. (NPKK) employee, and also NPKK under the dual liability concept in Japanese law, asserting two counts for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK are subject to a maximum total fine of JPY 4 million. Novartis is cooperating fully with the authorities.

In the course of a previously disclosed review by an External Investigation Committee into NPKK’s involvement in a nilotinib investigator initiated trial (IIT), the Japanese Ministry of Health, Labor and Welfare (MHLW), in February 2015, issued a business suspension order for failure to report adverse events, which required NPKK to halt manufacturing and sales in Japan for the period from March 5 to 19, 2015. The MHLW plans to issue new guidelines governing the conduct of IITs in Japan.

Italy Sandostatin investigation: Concluded
In January 2014, the Italian Competition Authority (ICA) opened an investigation to assess whether Novartis Farma S.p.A. and Italfarmaco S.p.A. colluded on the supply of octreotide acetate (Sandostatin LAR and Longastatina® LAR, respectively). In consideration of commitments to amend certain provisions of the co-marketing agreement with Italfarmaco, the ICA decided to close the investigation with no finding of an infringement and thus without a fine. The decision has become final in October 2015. This matter is therefore concluded.

Product liability matters
Zometa/Aredia product liability litigation
NPC has been a defendant in more than 850 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw or atypical femur fracture after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. There remain approximately 30 pending cases, of which 2 remain on appeal. The rest of the cases have been resolved through voluntary dismissals, pre-trial motion practice, trial, or settlements the payment of which is not material to Novartis. The pending cases are being vigorously defended.

Other matters
Average Wholesale Price (AWP) litigation
In the previously disclosed AWP litigations brought by various US state governmental entities against various pharmaceutical companies, including certain Sandoz entities and NPC, NPC and Sandoz reached settlements in the first and third quarters of 2015 of the Wisconsin claims against them for amounts that are not material to Novartis. Actions brought by the states of Illinois, Mississippi and Utah remain pending against Novartis companies. NPC is also a defendant in a putative class action brought by private payors in New Jersey. The cases are being vigorously defended.

Xolair qui tam action
By order from the USDC for the District of Massachusetts (D. Mass.), dated March 17, 2015, all claims in connection with alleged improper marketing practices involving Xolair asserted by the relators, as previously reported, were dismissed with prejudice, and all claims asserted in the name of the federal and various state governments were dismissed without prejudice. On April 16, 2015, relators filed a notice of appeal.

Oriel litigation
In March 2015, the Supreme Court-New York County granted a motion to dismiss all but one claim in a previously disclosed complaint filed in October 2013 against Sandoz Inc., two affiliates and two former officers of Sandoz AG. The dismissal has become final. A breach of contract claim against Sandoz Inc. remains. Sandoz Inc. continues to vigorously defend the matter.

Antitrust class actions – General
Since March 2015, more than 50 putative class action complaints have been filed in several courts across the United States naming contact-lens manufacturers, including ALI, and alleging violations of federal antitrust law as well as antitrust, consumer protection and unfair competition laws of various states in connection with the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and are being vigorously defended.

Since June 2015, NPC, Novartis Corporation (NC) and NAG have been sued in two putative class action complaints brought in the USDC for D. Mass. on behalf of plaintiffs themselves and proposed classes of all purchasers, including end-payors as well as direct and indirect purchasers, for Gleevec. The complaints assert violations of federal antitrust law and various state laws, and seek permanent injunctions barring Novartis from enforcing a previously reported 2014 agreement under which Sun Pharmaceuticals agreed not to launch a generic version of Gleevec, until February 1, 2016, as well as damages and other relief. The cases are being vigorously defended.

Employment action
In March 2015, ALI and NC were sued in an individual and collective opt-in class action complaint, filed in the SDNY. The claims assert gender discrimination and retaliation at Alcon and together seek awards in excess of USD 110 million. The case is being vigorously defended.

Intellectual Property
Novartis companies are involved in legal proceedings concerning intellectual property rights owned either by Novartis companies or third parties. The inherent unpredictability of such proceedings means that there can be no assurances as to their ultimate outcome. A negative result in any such proceeding could potentially adversely affect the ability of certain Novartis companies to sell their products or require the payment of substantial damages or royalties.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the consolidated financial statements contained in our annual report for the year ended December 31, 2014. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

8. Subsequent events

Pharmaceuticals – Admune Therapeutics LLC acquisition
On October 16, 2015, Novartis acquired Admune Therapeutics LLC (Admune), a US-based, privately held company, broadening Novartis' pipeline of cancer immunotherapies. The purchase price to be paid to Admune's previous owners includes an initial upfront payment of USD 140 million and contingent considerations to be paid upon the achievement of specified development and commercialization milestones. The purchase price allocation is pending.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions and restructuring charges that exceed a threshold of USD 25 million, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total Group

	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m	Q3 2015 USD m	Q3 2014 USD m

IFRS Operating income from continuing operations	1 841	2 233	159	381	317	272	-83	-147	2 234	2 739

Amortization of intangible assets	369	69	516	516	89	98			974	683

Impairments

Intangible assets	20	46		5	12	27			32	78

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		9		1						10

Other property, plant & equipment	-55	-3							-55	-3

Financial assets	14	1					9	34	23	35

Total impairment charges	-21	53		6	12	27	9	34	0	120

Acquisition or divestment related items

- Income	-7						-72		-79

- Expense	52	7					69		121	7

Total acquisition or divestment related items, net	45	7					-3		42	7

Other exceptional items

Exceptional divestment gains	-317	-168						-46	-317	-214

Restructuring items

- Income	-6	-26		-4			-1		-7	-30

- Expense	91	78	18	20	8	2	29	1	146	101

Legal-related items

- Expense	413		4		6		-30		393

Additional exceptional income		2			1		-10	-73	-9	-71

Additional exceptional expense	3	157	6	41		18	24	34	33	250

Total other exceptional items	184	43	28	57	15	20	12	-84	239	36

Total adjustments	577	172	544	579	116	145	18	-50	1 255	846

Core operating income from continuing operations	2 418	2 405	703	960	433	417	-65	-197	3 489	3 585

as % of net sales	31.8%	30.3%	30.0%	36.0%	18.6%	17.4%			28.4%	27.6%

Income from associated companies		812				2	120	124	120	938

Core adjustments to income from associated companies, net of tax		-812					160	79	160	-733

Interest expense									-154	-182

Other financial income and expense									14	37

Taxes (adjusted for above items)									-568	-517

Core net income from continuing operations									3 061	3 128

Core net loss/income from discontinued operations[1]									-66	218

Core net income									2 995	3 346

Core net income attributable to shareholders of Novartis AG									2 988	3 329

Core EPS from continuing operations (USD)[2]									1.27	1.28

Core EPS from discontinued operations (USD)[2]									-0.03	0.09

Core EPS (USD)[2]									1.24	1.37

[1] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 65.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	Pharmaceuticals		Alcon		Sandoz		Corporate		Total Group

	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m	9M 2015 USD m	9M 2014 USD m

IFRS Operating income from continuing operations	6 126	6 860	662	1 232	789	798	-277	-152	7 300	8 738

Amortization of intangible assets	921	209	1 553	1 542	267	304		2	2 741	2 057

Impairments

Intangible assets	33	76	119	7	12	27			164	110

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1	21		1	83				84	22

Other property, plant & equipment	-48	-2		-1	1	2	6	22	-41	21

Financial assets	29	14					34	48	63	62

Total impairment charges	15	109	119	7	96	29	40	70	270	215

Acquisition or divestment related items

- Income	-14						-180		-194

- Expense	169	7					165		334	7

Total acquisition or divestment related items, net	155	7					-15		140	7

Other exceptional items

Exceptional divestment gains	-481	-203						-46	-481	-249

Restructuring items

- Income	-12	-43	-4	-13		-3	-1		-17	-59

- Expense	270	412	42	74	106	9	42	1	460	496

Legal-related items

- Expense	413	125	4		6		-30		393	125

Additional exceptional income	-119	-99	-5		-2		-42	-315	-168	-414

Additional exceptional expense	27	160	22	74		18	46	76	95	328

Total other exceptional items	98	352	59	135	110	24	15	-284	282	227

Total adjustments	1 189	677	1 731	1 684	473	357	40	-212	3 433	2 506

Core operating income from continuing operations	7 315	7 537	2 393	2 916	1 262	1 155	-237	-364	10 733	11 244

as % of net sales	32.4%	31.5%	32.1%	35.9%	18.4%	16.4%			29.1%	28.8%

Income from associated companies		812			1	3	255	523	256	1 338

Core adjustments to income from associated companies, net of tax		-812					482	207	482	-605

Interest expense									-497	-516

Other financial income and expense									8	-44

Taxes (adjusted for above items)									-1 648	-1 621

Core net income from continuing operations									9 334	9 796

Core net loss/income from discontinued operations[1]									-208	45

Core net income									9 126	9 841

Core net income attributable to shareholders of Novartis AG									9 117	9 767

Core EPS from continuing operations (USD)[2]									3.87	4.00

Core EPS from discontinued operations (USD)[2]									-0.09	0.02

Core EPS (USD)[2]									3.78	4.02

[1] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 66.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Third quarter

	Q3 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q3 2015 Core results	Q3 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit from continuing operations	8 097	964	12		35	9 108	9 621

Operating income from continuing operations	2 234	974		42	239	3 489	3 585

Income before taxes from continuing operations	2 169	1 046		42	372	3 629	3 645

Taxes from continuing operations[5]	-357					-568	-517

Net income from continuing operations	1 812					3 061	3 128
Net loss/income from discontinued operations[6]	83					-66	218

Net income	1 895					2 995	3 346

EPS from continuing operations (USD)[7]	0.75					1.27	1.28
EPS from discontinued operations (USD)[7]	0.04					-0.03	0.09

EPS (USD)[7]	0.79					1.24	1.37

The following are adjustments to arrive at Core Gross Profit from continuing operations

Cost of goods sold	-4 388	964	12		35	-3 377	-3 679

The following are adjustments to arrive at Core Operating Income from continuing operations

Marketing & Sales	-2 890				2	-2 888	-2 966

Research & Development	-2 190	10	20		7	-2 153	-2 104

General & Administration	-573				20	-553	-576

Other income	682		-53	-79	-334	216	27

Other expense	-892		21	121	509	-241	-417

The following are adjustments to arrive at Core Income before taxes from continuing operations

Income from associated companies	120	72			88	280	205

Other financial income and expense	-31				45	14	37

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 72 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development and Other expense consist principally of net impairment charges or reversals related to intangible assets, property, plant and equipment, and financial assets; Other income includes a reversal of an impairment related to property, plant and equipment.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Marketing & Sales, Research & Development and Other expense include other restructuring charges; General & Administration includes charges for transforming IT and finance processes and expenses related to setup costs for Novartis Business Services; Other income includes additional gains from product divestments and items related to portfolio transformation; Other expense also includes a legal settlement provision; Income from associated companies includes USD 88 million for the Novartis share of the estimated OTC joint venture core items; Other financial income and expense includes an adjustment related to Venezuela Hyperinflation.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 1.5 billion to arrive at the core results before tax amounts to USD 211 million. The average tax rate on the adjustments for continuing operations is 14.5% since the estimated full year tax charge has been applied to the pre-tax income of the period.

[6] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 65.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Nine months to September 30

	9M 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	9M 2015 Core results	9M 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit from continuing operations	24 728	2 709	131		68	27 636	29 220

Operating income from continuing operations	7 300	2 741	270	140	282	10 733	11 244

Income before taxes from continuing operations	7 003	3 060	270	140	509	10 982	11 417

Taxes from continuing operations[5]	-1 029					-1 648	-1 621

Net income from continuing operations	5 974					9 334	9 796
Net income/loss from discontinued operations[6]	10 764					-208	45

Net income	16 738					9 126	9 841

EPS from continuing operations (USD)[7]	2.48					3.87	4.00
EPS from discontinued operations (USD)[7]	4.46					-0.09	0.02

EPS (USD)[7]	6.94					3.78	4.02

The following are adjustments to arrive at Core Gross Profit from continuing operations

Other revenues	663				-28	635	689

Cost of goods sold	-12 855	2 709	131		96	-9 919	-10 758

The following are adjustments to arrive at Core Operating Income from continuing operations

Marketing & Sales	-8 597				7	-8 590	-9 133

Research & Development	-6 463	32	33		38	-6 360	-6 408

General & Administration	-1 765				50	-1 715	-1 839

Other income	1 453		-53	-194	-639	567	362

Other expense	-2 056		159	334	758	-805	-958

The following are adjustments to arrive at Core Income before taxes from continuing operations

Income from associated companies	256	319			163	738	733

Other financial income and expense	-56				64	8	-44

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 319 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development and Other expense consist principally of net impairment charges or reversals related to intangible assets, property, plant and equipment, and financial assets; Other income includes a reversal of an impairment related to property, plant and equipment.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[4] Other exceptional items: Other revenues and Other income include additional gains from product divestments; Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; General & Administration includes charges for transforming IT and finance processes and expenses related to setup costs for Novartis Business Services; Other income also includes a gain of USD 111 million from a Swiss pension plan amendment and items related to portfolio transformation; Other expense also includes a legal settlement provision; Income from associated companies includes USD 163 million for the Novartis share of the estimated OTC joint venture core items; Other financial income and expense includes an adjustment related to Venezuela Hyperinflation.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 4.0 billion to arrive at the core results before tax amounts to USD 619 million. The average tax rate on the adjustments for continuing operations is 15.6% since the estimated full year tax charge has been applied to the pre-tax income of the period.

[6] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 66.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Third quarter

	Q3 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q3 2015 Core results	Q3 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	5 878	362			26	6 266	6 425

Operating income	1 841	369	-21	45	184	2 418	2 405

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 930	362			26	-1 542	-1 730

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-1 898				2	-1 896	-1 943

Research & Development	-1 774	7	20		7	-1 740	-1 694

Other income	462		-53	-7	-322	80	23

Other expense	-614		12	52	471	-79	-185

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income includes a reversal of an intangible asset impairment; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include income and costs related to the acquisition of GSK oncology assets.
[4] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; Other income includes additional gains from product divestments; Other expense also includes a legal settlement provision.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Nine months to September 30

	9M 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	9M 2015 Core results	9M 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	17 911	900			54	18 865	19 685

Operating income	6 126	921	15	155	98	7 315	7 537

The following are adjustments to arrive at Core Gross Profit

Other revenues	566				-28	538	458

Cost of goods sold	-5 344	900			82	-4 362	-4 905

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-5 623				7	-5 616	-6 021

Research & Development	-5 210	21	33		38	-5 118	-5 129

Other income	887		-53	-14	-582	238	173

Other expense	-1 138		35	169	581	-353	-457

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income includes a reversal of an intangible asset impairment; Other expense includes impairment charges related to property, plant and equipment, and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include income and costs related to the acquisition of GSK oncology assets.
[4] Other exceptional items: Other revenues and Other income include additional gains from product divestments; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; Other income also includes a gain from a Swiss pension plan amendment; Other expense also includes a legal settlement provision.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Third quarter

	Q3 2015 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [2]	Q3 2015 Core results	Q3 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 155	513			1	1 669	1 931

Operating income	159	516			28	703	960

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 210	513			1	-696	-756

The following are adjustments to arrive at Core Operating Income

Research & Development	-226	3				-223	-209

General & Administration	-121				6	-115	-131

Other expense	-46				21	-25	-34

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes charges for transforming IT and finance processes; Other expense includes other restructuring charges and a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Nine months to September 30

	9M 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	9M 2015 Core results	9M 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	3 616	1 542	119		2	5 279	5 875

Operating income	662	1 553	119		59	2 393	2 916

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 903	1 542	119		2	-2 240	-2 311

The following are adjustments to arrive at Core Operating Income

Research & Development	-684	11				-673	-671

General & Administration	-411				22	-389	-420

Other income	48				-9	39	23

Other expense	-99				44	-55	-73

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets.
[3] Other exceptional items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes charges for transforming IT and finance processes; Other income includes a gain from a Swiss pension plan amendment and a reversal of restructuring charges; Other expense includes other restructuring charges and a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Third quarter

	Q3 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q3 2015 Core results	Q3 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	997	89	12		8	1 106	1 151

Operating income	317	89	12		15	433	417

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 366	89	12		8	-1 257	-1 321

The following are adjustments to arrive at Core Operating Income

Other income	16				-1	15	15

Other expense	-42				8	-34	-43

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairments of intangible assets.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other expense also includes a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Nine months to September 30

	9M 2015 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	9M 2015 Core results	9M 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	3 012	267	12		12	3 303	3 385

Operating income	789	267	96		110	1 262	1 155

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-3 958	267	12		12	-3 667	-3 890

The following are adjustments to arrive at Core Operating Income

Other income	47				-4	43	56

Other expense	-281		84		102	-95	-110

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairments of intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other exceptional items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a gain from a Swiss pension plan amendment; Other expense also includes a legal settlement.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Third quarter

	Q3 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q3 2015 Core results	Q3 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	67					67	114

Operating loss	-83		9	-3	12	-65	-197

The following are adjustments to arrive at Core Operating Loss

General & Administration	-156				14	-142	-138

Other income	196			-72	-11	113	-18

Other expense	-190		9	69	9	-103	-155

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[3] Other exceptional items: General & Administration and Other expense include expenses related to setup costs for Novartis Business Services; Other income includes items related to portfolio transformation; Other expense also includes a credit for a legal settlement charged to the divisions.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Nine months to September 30

	9M 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	9M 2015 Core results	9M 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	189					189	275

Operating loss	-277		40	-15	15	-237	-364

The following are adjustments to arrive at Core Operating Loss

General & Administration	-399				28	-371	-431

Other income	471			-180	-44	247	110

Other expense	-538		40	165	31	-302	-318

[1] Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[3] Other exceptional items: General & Administration and Other expense include expenses related to setup costs for Novartis Business Services; Other income includes a gain from a Swiss pension plan amendment and items related to portfolio transformation; Other expense also includes a credit for a legal settlement charged to the divisions.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations – Third quarter

	Q3 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q3 2015 Core results	Q3 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	-16					-16	1 002

Operating income/loss	45		-103	10	-1	-49	255

Income/loss before taxes	47		-103	10	-1	-47	255

Taxes[4]	36					-19	-37

Net income/loss	83					-66	218

EPS (USD)[5]	0.04					-0.03	0.09

The following are adjustments to arrive at Core Operating Loss

Other income	92			3		95	1

Other expense	-7		-103	7	-1	-104	-2

[1] Impairments: Other expense includes the partial reversal of the influenza Vaccines business impairment charge recorded in 2014.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.
[3] Other exceptional items: Other expense includes a recharge of restructuring charges.
[4] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Discontinued operations – Nine months to September 30

	9M 2015 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	9M 2015 Core results	9M 2014 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	267				6	273	2 396

Operating income/loss	12 571		-83	-12 717	6	-223	50

Income/loss before taxes	12 573		-83	-12 717	6	-221	53

Taxes[4]	-1 809					13	-8

Net income/loss	10 764					-208	45

EPS (USD)[5]	4.46					-0.09	0.02

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-376				6	-370	-1 975

The following are adjustments to arrive at Core Operating Loss

Other income	13 415			-13 310		105	26

Other expense	-628		-83	593		-118	-51

[1] Impairments: Other expense includes the partial reversal of the influenza Vaccines business impairment charge recorded in 2014.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income includes gains from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion resulting from the contribution of the former Novartis OTC division into the GSK consumer healthcare joint venture in exchange for 36.5% interest in this newly created entity); Other expense includes additional transaction related expenses of USD 0.5 billion and other portfolio transformation related costs.

[3] Other exceptional items: Cost of goods sold includes restructuring charges, including those related to the Group-wide rationalization of manufacturing sites.
[4] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 12.8 billion to arrive at the core results before tax amounts to USD 1.8 billion. The average tax rate on the adjustments is 14.2%.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Condensed consolidated changes in net debt

Third quarter

	Q3 2015 USD m	Q3 2014 USD m

Change in cash and cash equivalents	110	2 844

Change in marketable securities, commodities, financial debt and financial derivatives	652	1 071

Reduction in net debt	762	3 915

Net debt at July 1	-17 399	-13 095

Net debt at September 30	-16 637	-9 180

Nine months to September 30

	9M 2015 USD m	9M 2014 USD m

Change in cash and cash equivalents	-7 695	2 954

Change in marketable securities, commodities, financial debt and financial derivatives	-2 393	-3 338

Increase in net debt	-10 088	-384

Net debt at January 1	-6 549	-8 796

Net debt at September 30	-16 637	-9 180

Components of net debt

	Sept 30, 2015 USD m	Sept 30, 2014 USD m

Current financial debts and derivative financial instruments	-9 289	-6 937

Non-current financial debts	-13 412	-12 670

Less liquidity:

Cash and cash equivalents	5 328	9 641

Marketable securities, commodities and derivative financial instruments	736	786

Net debt at September 30	-16 637	-9 180

Share information

	Sept 30, 2015	Sept 30, 2014

Number of shares outstanding	2 395 865 400	2 418 716 577

Registered share price (CHF)	89.40	90.15

ADR price (USD)	91.92	94.13

Market capitalization (USD billion)	219.7	229.4

Market capitalization (CHF billion)	214.2	218.0

Free cash flow

Third quarter

	Q3 2015 USD m	Q3 2014 USD m	Change USD m

Operating income from continuing operations	2 234	2 739	-505

Reversal of non-cash items
Depreciation, amortization and impairments	1 355	1 167	188

Change in provisions and other non-current liabilities	643	363	280

Other	-188	-38	-150

Operating income adjusted for non-cash items	4 044	4 231	-187

Interest and other financial receipts	142	112	30

Interest and other financial payments	-131	-126	-5

Taxes paid	-824	-394	-430

Payments out of provisions and other net cash movements in non-current liabilities	-280	-394	114

Change in inventory and trade receivables less trade payables	-255	-332	77

Change in other net current assets and other operating cash flow items	441	822	-381

Cash flows from operating activities from continuing operations	3 137	3 919	-782

Purchase of property, plant & equipment	-579	-668	89

Purchase of intangible, financial and other non-current assets	-201	-331	130

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	431	214	217

Free cash flow from continuing operations	2 788	3 134	-346

Free cash flow from discontinued operations	0	31	-31

Total free cash flow	2 788	3 165	-377

Nine months to September 30

	9M 2015 USD m	9M 2014 USD m	Change USD m

Operating income from continuing operations	7 300	8 738	-1 438

Reversal of non-cash items
Depreciation, amortization and impairments	4 146	3 460	686

Change in provisions and other non-current liabilities	1 124	1 174	-50

Other	-26	240	-266

Operating income adjusted for non-cash items	12 544	13 612	-1 068

Interest and other financial receipts	1 107	673	434

Interest and other financial payments	-519	-524	5

Taxes paid	-1 926	-1 620	-306

Payments out of provisions and other net cash movements in non-current liabilities	-916	-874	-42

Change in inventory and trade receivables less trade payables	-1 807	-2 153	346

Change in other net current assets and other operating cash flow items	-495	61	-556

Cash flows from operating activities from continuing operations	7 988	9 175	-1 187

Purchase of property, plant & equipment	-1 614	-1 794	180

Purchase of intangible, financial and other non-current assets	-923	-775	-148

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	866	373	493

Free cash flow from continuing operations	6 317	6 979	-662

Free cash flow from discontinued operations	-290	-636	346

Total free cash flow	6 027	6 343	-316

Net sales of the top 20 pharmaceutical products in 2015 – Third quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	665	14	520	-4	1 185	-2	5

Gilenya	Neuroscience	Relapsing multiple sclerosis	373	16	323	16	696	7	16

Lucentis	Retina	Age-related macular degeneration			485	-8	485	-21	-8

Afinitor/Votubia	Oncology	Breast cancer / TSC	236	11	178	7	414	1	9

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	216	5	203	6	419	-3	5

Tasigna	Oncology	Chronic myeloid leukemia	184	30	232	8	416	6	16

Diovan/Co–Diovan	Established Medicines	Hypertension	54	-44	233	-18	287	-32	-24

Galvus	Cardio-Metabolic	Diabetes			281	12	281	-4	12

Exforge	Established Medicines	Hypertension	16	-82	229	-3	245	-33	-22

Exjade	Oncology	Chronic iron overload	90	7	123	-1	213	-8	2

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	58	-56	94	-14	152	-42	-35

Xolair[1]	Respiratory	Asthma			184	4	184	-11	4

Neoral/Sandimmun(e)	Immunology & Dermatology	Transplantation	12	-20	123	-9	135	-22	-11

Voltaren (excl. other divisions)	Established Medicines	Inflammation/pain			148	10	148	-2	11

Votrient	Oncology	Renal cell carcinoma	86	nm	81	nm	167	nm	nm

Myfortic	Immunology & Dermatology	Transplantation	29	-19	98	5	127	-19	0

Tafinlar/Mekinist	Oncology	Melanoma	77	nm	58	nm	135	nm	nm

Jakavi	Oncology	Myelofibrosis			103	77	103	49	77

Ritalin/Focalin	Established Medicines	Attention deficit/ hyperactivity disorder	43	-46	32	-4	75	-39	-31

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	58	nm	59	nm	117	nm	nm

Top 20 products total			2 197	10	3 787	7	5 984	-3	8

Rest of portfolio			476	3	1 133	6	1 609	-9	5

Total Division sales			2 673	9	4 920	6	7 593	-4	7

[1] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Immunology & Dermatology).
nm = not meaningful

Net sales of the top 20 pharmaceutical products in 2015 – Nine months to September 30

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	1 856	20	1 583	-6	3 439	-2	5

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 084	25	950	19	2 034	12	22

Lucentis	Retina	Age-related macular degeneration			1 561	-2	1 561	-16	-2

Afinitor/Votubia	Oncology	Breast cancer / TSC	694	19	531	11	1 225	7	15

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	618	12	599	4	1 217	-1	7

Tasigna	Oncology	Chronic myeloid leukemia	496	28	704	14	1 200	9	19

Diovan/Co–Diovan	Established Medicines	Hypertension	208	-76	784	-20	992	-50	-45

Galvus	Cardio-Metabolic	Diabetes			846	6	846	-9	6

Exforge	Established Medicines	Hypertension	58	-78	740	2	798	-27	-17

Exjade	Oncology	Chronic iron overload	268	19	401	2	669	-2	8

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	297	-19	296	-14	593	-23	-16

Xolair[1]	Respiratory	Asthma			558	14	558	-3	14

Neoral/Sandimmun(e)	Immunology & Dermatology	Transplantation	35	-15	391	-6	426	-18	-7

Voltaren (excl. other divisions)	Established Medicines	Inflammation/pain			418	3	418	-9	3

Votrient	Oncology	Renal cell carcinoma	200	nm	189	nm	389	nm	nm

Myfortic	Immunology & Dermatology	Transplantation	79	-31	247	-1	326	-21	-10

Tafinlar/Mekinist	Oncology	Melanoma	188	nm	118	nm	306	nm	nm

Jakavi	Oncology	Myelofibrosis			291	76	291	49	76

Ritalin/Focalin	Established Medicines	Attention deficit/ hyperactivity disorder	182	-24	103	1	285	-22	-16

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	133	nm	136	nm	269	nm	nm

Top 20 products total			6 396	6	11 446	6	17 842	-4	6

Rest of portfolio			1 240	-7	3 498	3	4 738	-11	0

Total Division sales			7 636	3	14 944	5	22 580	-6	5

[1] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Immunology & Dermatology).
nm = not meaningful

Pharmaceuticals net sales by business franchise – Third quarter

	Q3 2015 USD m	Q3 2014 USD m	% change USD	% change cc

Oncology
Gleevec/Glivec	1 185	1 213	-2	5

Tasigna	416	391	6	16

Subtotal Bcr-Abl franchise	1 601	1 604	0	7

Afinitor/Votubia	414	408	1	9

Sandostatin	419	433	-3	5

Exjade	213	231	-8	2

Votrient	167	0	nm	nm

Tafinlar/Mekinist	135	0	nm	nm

Jakavi	103	69	49	77

Revolade/Promacta	117	0	nm	nm

Femara	72	97	-26	-15

Zykadia	21	12	75	85

Other	233	139	68	79

Total Oncology	3 495	2 993	17	27

Neuroscience
Gilenya	696	653	7	16

Exelon/Exelon Patch	152	261	-42	-35

Comtan/Stalevo	71	93	-24	-10

Other	39	63	-38	-27

Total Neuroscience	958	1 070	-10	-1

Retina
Lucentis	485	614	-21	-8

Other	10	16	-38	-18

Total Retina	495	630	-21	-8

Immunology & Dermatology
Neoral/Sandimmun(e)	135	173	-22	-11

Myfortic	127	156	-19	0

Zortress/Certican	85	86	-1	13

Ilaris	57	56	2	12

Cosentyx	88	0	nm	nm

Other	41	42	-2	4

Subtotal Immunology & Dermatology excluding Everolimus stent drug	533	513	4	18

Everolimus stent drug	26	35	-26	-26

Total Immunology & Dermatology	559	548	2	15

Respiratory
Ultibro Breezhaler	66	31	113	156

Onbrez Breezhaler/Arcapta Neohaler	38	55	-31	-17

Seebri Breezhaler	38	37	3	23

Subtotal COPD[1] portfolio	142	123	15	39

Xolair[2]	184	207	-11	4

Other	56	78	-28	-20

Total Respiratory	382	408	-6	10

Cardio-Metabolic
Galvus	281	293	-4	12

Entresto	16	0	nm	nm

Total Cardio-Metabolic	297	293	1	18

Established Medicines
Diovan	287	420	-32	-24

Exforge	245	365	-33	-22

Voltaren (excluding other divisions)	148	151	-2	11

Ritalin/Focalin	75	122	-39	-31

Other	652	925	-30	-15

Total Established Medicines	1 407	1 983	-29	-17

Total Division net sales	7 593	7 925	-4	7

Of which Growth products[3]	3 487	2 892	21	34

Of which rest of portfolio	4 106	5 033	-18	-8

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Immunology & Dermatology).
[3] Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity until at least 2019 in key markets. They include the acquisition effect of the GSK oncology assets.

nm = not meaningful

Pharmaceuticals net sales by business franchise – Nine months to September 30

	9M 2015 USD m	9M 2014 USD m	% change USD	% change cc

Oncology
Gleevec/Glivec	3 439	3 509	-2	5

Tasigna	1 200	1 101	9	19

Subtotal Bcr-Abl franchise	4 639	4 610	1	9

Afinitor/Votubia	1 225	1 149	7	15

Sandostatin	1 217	1 234	-1	7

Exjade	669	683	-2	8

Votrient	389	0	nm	nm

Tafinlar/Mekinist	306	0	nm	nm

Jakavi	291	195	49	76

Revolade/Promacta	269	0	nm	nm

Femara	234	282	-17	-7

Zykadia	55	19	189	199

Other	616	449	37	47

Total Oncology	9 910	8 621	15	25

Neuroscience
Gilenya	2 034	1 811	12	22

Exelon/Exelon Patch	593	769	-23	-16

Comtan/Stalevo	219	282	-22	-9

Other	110	184	-40	-32

Total Neuroscience	2 956	3 046	-3	6

Retina
Lucentis	1 561	1 853	-16	-2

Other	38	50	-24	-13

Total Retina	1 599	1 903	-16	-2

Immunology & Dermatology
Neoral/Sandimmun(e)	426	520	-18	-7

Myfortic	326	412	-21	-10

Zortress/Certican	246	242	2	17

Ilaris	173	145	19	32

Cosentyx	140	0	nm	nm

Other	122	128	-5	5

Subtotal Immunology & Dermatology excluding Everolimus stent drug	1 433	1 447	-1	11

Everolimus stent drug	76	143	-47	-47

Total Immunology & Dermatology	1 509	1 590	-5	6

Respiratory
Ultibro Breezhaler	184	67	175	230

Onbrez Breezhaler/Arcapta Neohaler	128	164	-22	-8

Seebri Breezhaler	113	104	9	30

Subtotal COPD[1] portfolio	425	335	27	52

Xolair[2]	558	577	-3	14

Other	190	246	-23	-16

Total Respiratory	1 173	1 158	1	19

Cardio-Metabolic
Galvus	846	929	-9	6

Entresto	16	0	nm	nm

Other	0	8	nm	nm

Total Cardio-Metabolic	862	937	-8	7

Established Medicines
Diovan	992	1 966	-50	-45

Exforge	798	1 098	-27	-17

Voltaren (excluding other divisions)	418	460	-9	3

Ritalin/Focalin	285	364	-22	-16

Other	2 078	2 788	-25	-16

Total Established Medicines	4 571	6 676	-32	-23

Total Division net sales	22 580	23 931	-6	5

Of which Growth products[3]	9 874	8 320	19	33

Of which rest of portfolio	12 706	15 611	-19	-10

[1] Chronic Obstructive Pulmonary Disease
[2] Net sales reflect Xolair sales for all indications (i.e. Xolair SAA and Xolair CSU, which are managed by the Immunology & Dermatology).
[3] Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity until at least 2019 in key markets. They include the acquisition effect of the GSK oncology assets.

nm = not meaningful

Net sales by region1 – Third quarter

	Q3 2015	Q3 2014	% change		Q3 2015	Q3 2014

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 540	2 733	-7	11	33	34

US	2 673	2 455	9	9	35	31

Asia/Africa/Australasia	1 687	1 910	-12	-2	22	24

Canada and Latin America	693	827	-16	11	10	11

Total	7 593	7 925	-4	7	100	100

Of which in Established Markets	5 734	5 869	-2	7	76	74

Of which in Emerging Growth Markets	1 859	2 056	-10	7	24	26

Alcon

Europe	575	685	-16	2	25	26

US	1 058	1 061	0	0	45	40

Asia/Africa/Australasia	488	605	-19	-9	21	23

Canada and Latin America	225	314	-28	-4	9	11

Total	2 346	2 665	-12	-2	100	100

Of which in Established Markets	1 804	1 944	-7	0	77	73

Of which in Emerging Growth Markets	542	721	-25	-7	23	27

Sandoz

Europe	975	1 117	-13	6	42	47

US	921	846	9	10	40	35

Asia/Africa/Australasia	289	285	1	13	12	12

Canada and Latin America	141	153	-8	15	6	6

Total	2 326	2 401	-3	9	100	100

Of which in Established Markets	1 791	1 788	0	9	77	74

Of which in Emerging Growth Markets	535	613	-13	8	23	26

Continuing operations

Europe	4 090	4 535	-10	8	33	35

US	4 652	4 362	7	7	38	34

Asia/Africa/Australasia	2 464	2 800	-12	-2	20	22

Canada and Latin America	1 059	1 294	-18	8	9	9

Total continuing operations	12 265	12 991	-6	6	100	100

Of which in Established Markets	9 329	9 601	-3	6	76	74

Of which in Emerging Growth Markets	2 936	3 390	-13	4	24	26

Discontinued operations[2]

Europe	5	737	nm	nm	36	43

US	9	539	nm	nm	64	31

Asia/Africa/Australasia	0	268	nm	nm	0	16

Canada and Latin America	0	169	nm	nm	0	10

Total discontinued operations	14	1 713	nm	nm	100	100

Of which in Established Markets	14	1 225	nm	nm	100	72

Of which in Emerging Growth Markets	0	488	nm	nm	0	28

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Discontinued operations are defined on page 42.
nm = not meaningful

Net sales by region1 – Nine months to September 30

	9M 2015	9M 2014	% change		9M 2015	9M 2014

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	7 493	8 512	-12	6	33	36

US	7 636	7 398	3	3	34	31

Asia/Africa/Australasia	5 292	5 775	-8	0	23	24

Canada and Latin America	2 159	2 246	-4	15	10	9

Total	22 580	23 931	-6	5	100	100

Of which in Established Markets	16 779	17 966	-7	3	74	75

Of which in Emerging Growth Markets	5 801	5 965	-3	10	26	25

Alcon

Europe	1 807	2 177	-17	2	24	27

US	3 272	3 241	1	1	44	40

Asia/Africa/Australasia	1 637	1 839	-11	-2	22	23

Canada and Latin America	747	867	-14	3	10	10

Total	7 463	8 124	-8	1	100	100

Of which in Established Markets	5 644	6 054	-7	1	76	75

Of which in Emerging Growth Markets	1 819	2 070	-12	2	24	25

Sandoz

Europe	2 938	3 462	-15	5	43	49

US	2 625	2 280	15	16	38	32

Asia/Africa/Australasia	867	860	1	10	13	12

Canada and Latin America	421	448	-6	12	6	7

Total	6 851	7 050	-3	10	100	100

Of which in Established Markets	5 190	5 158	1	10	76	73

Of which in Emerging Growth Markets	1 661	1 892	-12	7	24	27

Continuing operations

Europe	12 238	14 151	-14	5	33	36

US	13 533	12 919	5	5	37	33

Asia/Africa/Australasia	7 796	8 474	-8	1	21	22

Canada and Latin America	3 327	3 561	-7	11	9	9

Total continuing operations	36 894	39 105	-6	5	100	100

Of which in Established Markets	27 613	29 178	-5	4	75	75

Of which in Emerging Growth Markets	9 281	9 927	-7	8	25	25

Discontinued operations[2]

Europe	313	1 945	nm	nm	52	46

US	133	1 081	nm	nm	22	25

Asia/Africa/Australasia	86	777	nm	nm	14	18

Canada and Latin America	69	455	nm	nm	12	11

Total discontinued operations	601	4 258	nm	nm	100	100

Of which in Established Markets	422	2 888	nm	nm	70	68

Of which in Emerging Growth Markets	179	1 370	nm	nm	30	32

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Discontinued operations are defined on page 42.
nm = not meaningful

Principal currency translation rates

Third quarter

	Average rates Q3 2015 USD	Average rates Q3 2014 USD	Period-end rates Sept 30, 2015 USD	Period-end rates Sept 30, 2014 USD

1 CHF	1.037	1.094	1.026	1.052

1 EUR	1.112	1.326	1.122	1.269

1 GBP	1.550	1.670	1.514	1.627

100 JPY	0.818	0.962	0.833	0.914

100 RUB	1.587	2.759	1.529	2.539

Nine months to September 30

	Average rates 9M 2015 USD	Average rates 9M 2014 USD	Period-end rates Sept 30, 2015 USD	Period-end rates Sept 30, 2014 USD

1 CHF	1.050	1.113	1.026	1.052

1 EUR	1.115	1.356	1.122	1.269

1 GBP	1.533	1.669	1.514	1.627

100 JPY	0.827	0.972	0.833	0.914

100 RUB	1.693	2.824	1.529	2.539

Income from associated companies

	Q3 2015 USD m	Q3 2014 USD m	9M 2015 USD m	9M 2014 USD m

Share of estimated Roche reported results	160	164	528	622

Prior-year adjustment			-157	-56

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-37	-39	-113	-120

Net income effect from Roche Holding AG	123	125	258	446

Share of estimated GlaxoSmithKline Consumer Healthcare Holdings reported results	-3		-3

Gain on divestment of Idenix shares		812		812

Income from other associated companies related to continuing operations		1	1	80

Income from associated companies related to continuing operations	120	938	256	1 338

Income from other associated companies related to discontinued operations	2		2	3

Total income from associated companies	122	938	258	1 341

Core income from associated companies

Continuing operations

	Q3 2015 USD m	Q3 2014 USD m	9M 2015 USD m	9M 2014 USD m

Income from associated companies related to continuing operations	120	938	256	1 338

Share of estimated Roche core adjustments	72	79	319	207

Share of estimated GlaxoSmithKline Consumer Healthcare Holdings core adjustments	88		163

Reversal of gain on Idenix shares		-812		-812

Core income from associated companies related to continuing operations	280	205	738	733

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “innovation,” “on track,” “guidance,” “growth acceleration plan,” “underway,” “momentum,” “launches,” “launched,” “positive CHMP opinion,” “to come,” “pipeline,” “pending,” “outlook,” “confirmed,” “expected,” “progress,” “confirm,” “priorities,” “launch,” “initiatives,” “continued,” “ongoing,” “growth drivers,” “focus,” “positive opinions,” “recommended,” “positive opinion,” “priority review,” “plan,” “will,” “continues,” “planned,” “committed,” “priority,” “aims,” “would,” “evolving,” “in the future,” “Breakthrough Therapy,” “contingent,” “under review,” “being developed,” “initiated,” “recommending,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; regarding potential shareholder returns or credit ratings; regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL, or regarding any potential strategic benefits, synergies or opportunities as a result of these transactions; or regarding potential future sales or earnings of the Novartis Group or its divisions and associated companies; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions with GSK, Lilly or CSL. Neither can there be any guarantee that the Novartis Group, or any of its divisions or associated companies, will be commercially successful in the future, will achieve any particular financial results, or achieve any particular credit rating or level of shareholder returns. Nor can there be any guarantee that the growth acceleration plan under development at Alcon will be successfully developed or implemented, or will achieve its goals. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the transactions with GSK, Lilly or CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which will continue this year; unexpected manufacturing or quality issues; unexpected safety issues; global trends toward health care cost containment, including ongoing pricing pressures and ongoing reimbursement challenges with payors; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of the Company’s information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 120,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
January 27, 2016                                        Fourth quarter and full year results 2015
February 23, 2016                                      Annual General Meeting
April 21, 2016                                            First quarter results 2016
May 24-25, 2016                                        Meet Novartis Management investor event in Basel, Switzerland
July 19, 2016                                              Second quarter results 2016
October 25, 2016                                       Third quarter results 2016